Offer to Purchase for Cash
                  All of the Outstanding Shares of Common Stock
                                       of
                           HALLWOOD ENERGY CORPORATION
                                       at
                              $19.50 NET PER SHARE
                                       by
                         THE HALLWOOD GROUP INCORPORATED


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 22, 1996, UNLESS THE OFFER IS
EXTENDED.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE
OFFER A MAJORITY OF THE SHARES (AS DEFINED HEREIN) NOT HELD BY THE PURCHASER (AS DEFINED HEREIN) WHICH, TOGETHER WITH ANY SHARES
CURRENTLY BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY BY THE
PURCHASER, WILL ALSO CONSTITUTE AT LEAST 90% OF THE TOTAL SHARES OUTSTANDING AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT
PURSUANT TO THE OFFER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "THE OFFER -- 1. TERMS OF THE OFFER" AND "THE OFFER -- 13. CERTAIN CONDITIONS OF THE OFFER."
                              ---------------------

         THE BOARD OF DIRECTORS OF THE COMPANY AND THE SPECIAL COMMITTEE (AS DEFINED HEREIN) HAVE UNANIMOUSLY DETERMINED THAT THE OFFER AND
THE MERGER (AS DEFINED HEREIN) ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAVE APPROVED THE OFFER AND THE
MERGER AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE
OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS -- 6. RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS AND
THE SPECIAL COMMITTEE."

                              --------------------

                                    IMPORTANT

         Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock ("Shares") of the Company (as defined herein) should either (1) complete and sign the blue Letter of Transmittal accompanying this Offer to Purchase ("Letter of Transmittal"), or a facsimile thereof, in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 5 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Depositary (as defined herein) together with the certificate(s) representing the tendered Shares or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares.

         The Purchaser makes no recommendation to any stockholder as to whether to tender or refrain from tendering Shares. Stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender.

         Questions and requests for assistance may be directed to the Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Purchaser or to brokers, dealers, commercial banks or trust companies, and copies will be furnished promptly at the Purchaser's expense.
                              --------------------

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR THE MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.
ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

             The date of this Offer to Purchase is October 15, 1996

                                TABLE OF CONTENTS

                                                                           PAGE

INTRODUCTION.................................................................1

SPECIAL FACTORS..............................................................3
         1.       HISTORY OF THE COMPANY.....................................3
         2.       REASONS FOR THE OFFER AND THE MERGER.......................3
         3.       FAIRNESS OF THE OFFER AND THE MERGER.......................4
         4.       INTERESTS OF CERTAIN PERSONS IN THE OFFER; POTENTIAL
                  CONFLICTS
                  OF INTERESTS...............................................5
         5.       BACKGROUND OF THE OFFER AND THE MERGER.....................5
         6.       RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS AND
                  THE SPECIAL COMMITTEE......................................9

THE OFFER...................................................................13
         1.       TERMS OF THE OFFER........................................13
         2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.............15
         3.       PROCEDURE FOR TENDERING SHARES............................16
         4.       RIGHTS OF WITHDRAWAL......................................18
         5.       CERTAIN UNITED STATES TAX CONSIDERATIONS OF THE OFFER
                  AND THE MERGER. ..........................................18
         6.       PRICE RANGE OF SHARES; DIVIDENDS..........................20
         7.       EFFECT OF THE OFFER ON MARKET FOR THE SHARES; STOCK
                  EXCHANGE LISTING; AND EXCHANGE ACT REGISTRATION...........20
         8.       CERTAIN INFORMATION CONCERNING THE COMPANY................21
         9.       CERTAIN INFORMATION CONCERNING THE PURCHASER..............29
         10.      CONTACTS WITH THE COMPANY; CONTRACTS AND ARRANGEMENTS.....31
         11.      THE MERGER AGREEMENT; APPRAISAL RIGHTS....................34
         12.      SOURCE AND AMOUNT OF FUNDS................................37
         13.      CERTAIN CONDITIONS OF THE OFFER...........................38
         14.      DIVIDENDS AND DISTRIBUTIONS...............................39
         15.      CERTAIN LEGAL MATTERS.....................................39
         16.      FEES AND EXPENSES.........................................40
         17.      MISCELLANEOUS.............................................40


                            SCHEDULES AND APPENDICES

SCHEDULE I - Directors and Executive Officers of the Purchaser..............S-1
SCHEDULE II - Appraisal Rights of Dissenting Stockholders under Texas Law...S-3
SCHEDULE III - Opinion of Principal Financial Securities, Inc...............S-6
Appendix A -   The Company's Quarterly Report on Form 10-Q for
               the Period Ended June 30, 1996; the Company's Annual Report on
               Form 10-K for the Fiscal Year Ended  December 31, 1995;  and
               Proxy  Statement of the Company dated March 31, 1996

To the Holders of Common Stock of Hallwood Energy Corporation:

                                  INTRODUCTION

     The Hallwood Group Incorporated, a Delaware corporation ("Purchaser"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $0.50 per share ("Shares"), of Hallwood Energy Corporation, a Texas corporation ("Company"), not currently directly or indirectly owned by the Purchaser at a price of $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which together constitute the "Offer").

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or transfer taxes on the purchase of Shares by the Purchaser. The Purchaser will pay all charges and expenses of Hallwood Petroleum, Inc., as depositary ("HPI" or "Depositary").

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A MAJORITY OF THE SHARES NOT HELD BY THE PURCHASER WHICH, TOGETHER WITH ANY SHARES CURRENTLY BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY BY THE PURCHASER, WILL ALSO CONSTITUTE AT LEAST 90% OF THE TOTAL SHARES OUTSTANDING AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER ("MINIMUM TENDER CONDITION"). SUBJECT TO APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION ("COMMISSION"), THE PURCHASER RESERVES THE RIGHT, WHICH IT PRESENTLY HAS NO INTENTION OF EXERCISING, SUBJECT TO APPROVAL OF THE SPECIAL COMMITTEE (AS DEFINED HEREIN) TO WAIVE OR REDUCE THE MINIMUM TENDER CONDITION AND TO ELECT TO PURCHASE, PURSUANT TO THE OFFER, LESS THAN THE MINIMUM NUMBER OF SHARES NECESSARY TO SATISFY THE MINIMUM TENDER CONDITION. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "THE OFFER -- 1. TERMS OF THE OFFER" AND "THE OFFER -- 13. CERTAIN CONDITIONS OF THE OFFER."

     THE BOARD OF DIRECTORS OF THE COMPANY AND THE COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY COMPRISED OF ALL DIRECTORS OF THE COMPANY WHO ARE NEITHER OFFICERS OR DIRECTORS OF THE PURCHASER NOR OFFICERS OF THE COMPANY ("SPECIAL COMMITTEE") HAVE UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAVE APPROVED THE OFFER AND THE MERGER (AS DEFINED HEREIN) AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS -- 6. RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE."

     The Special Committee's financial advisor, Principal Financial Securities, Inc. ("Principal"),verbally delivered to the Special Committee its opinion on August 28, 1996 and has delivered to the Special Committee its written opinion, dated as of October 9, 1996, that as of such date the $19.50 per Share cash consideration to be received by the holders of Shares (other than the Purchaser) pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Principal is set forth as Schedule III hereto and is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9"), which is being mailed to stockholders together with this Offer to Purchase. See "SPECIAL FACTORS -- 6. Recommendation of the Company's Board of Directors and the Special Committee."

     THE PURCHASER DOES NOT INTEND TO INCREASE THE OFFER PRICE (AS DEFINED HEREIN). IF, HOWEVER, PRIOR TO THE EXPIRATION DATE, THE PURCHASER INCREASES THE OFFER PRICE, SUCH INCREASE SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO THE INCREASE. ANY HOLDER OF SHARES WHO TENDERED SHARES PRIOR TO THE INCREASE IN THE OFFER PRICE WOULD BE ENTITLED TO RECEIVE THE INCREASE WITHOUT FURTHER ACTION ON THE PART OF SUCH HOLDER.

     The Company has advised the Purchaser that, as of October 9, 1996, there were 777,126 Shares outstanding. The Purchaser owned 633,917 Shares, or approximately 81.6% of the outstanding Shares, as of such date. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, there were approximately 667 recordholders of the Shares as of February 2, 1996.

     Based on the foregoing, assuming that no additional Shares are issued after October 9, 1996, the Minimum Tender Condition would be satisfied if at least 71,605 Shares are validly tendered prior to the expiration of the Offer and not withdrawn.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 9, 1996 ("Merger Agreement"), between the Purchaser and the Company. The Merger Agreement provides that, among other things, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of certain other conditions, the Company will be merged ("Merger") into the Purchaser. Following consummation of the Merger, the Purchaser will continue as the surviving corporation. Upon consummation of the Merger ("Effective Time"), each then outstanding Share not owned by the Purchaser (other than Shares held by stockholders of the Company who have properly exercised any appraisal rights they may have in accordance with Art. 5 of the Texas Business Corporation Act ("TBCA")) will be converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer ("Offer Price"). The Merger Agreement is more fully described in "THE OFFER -- 11. The Merger Agreement; Appraisal Rights."

     If the Minimum Tender Condition is satisfied, the Purchaser will hold 90% or more of the outstanding Shares, and the Purchaser intends to effect the Merger without a vote of the Company's stockholders pursuant to the short-form merger provisions of the TBCA and the Delaware General Corporation Law ("DGCL"). The Merger Agreement provides that, if the Minimum Tender Condition is satisfied, the Company and the Purchaser will take all necessary and appropriate action, at the request of the Purchaser, to cause the Merger to become effective as soon as practicable after the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company or the Purchaser pursuant to such short-form merger provisions of the TBCA and the DGCL. If the Purchaser were to waive the Minimum Tender Condition and the number of outstanding Shares validly tendered and purchased pursuant to the Offer results in the Purchaser holding less than 90% of the outstanding Shares, then the Merger, which has already been approved by the Company's Board of Directors, would have to be approved by the Company's stockholders as well as the Purchaser's stockholders. Under the TBCA and the Company's Articles of Incorporation, the vote of the holders of a majority of the outstanding Shares would be required to approve the Merger under such circumstances. Since the Purchaser currently owns approximately 81.6% of the Shares outstanding, the Purchaser would have sufficient voting power to, and intends to, cause the approval of the Merger without the affirmative vote of any other stockholders of the Company. However, it is a condition to the parties' obligation to complete the Merger that the Purchaser have purchased Shares pursuant to the Offer. Accordingly, if the Minimum Tender Condition or any other condition to the Offer is not satisfied and the Purchaser elects not to waive any such condition, neither the Purchaser nor the Company will be obligated to effect the Merger. Furthermore, the Purchaser may not waive the Minimum Tender Condition without the consent of the Special Committee. Therefore, if the Minimum Tender Condition is not satisfied and the Special Committee does not consent to the waiver of that condition, neither the Purchaser nor the Company will be obligated to effect the Merger.

     No appraisal rights are available in connection with the Offer. Stockholders will have appraisal rights in connection with the Merger, subject to compliance with the requirements of the TBCA, even if the Merger is consummated pursuant to the short-form merger provisions of the TBCA. See "THE OFFER -- 11. The Merger Agreement; Appraisal Rights."

     By accepting the Offer through the tender of Shares and upon receipt of payment for Shares, a tendering stockholder will be (under the Purchaser's view of applicable law) barred from thereafter attacking in any legal proceeding the fairness of the consideration received by stockholders in the Offer. For this reason, the Letter of Transmittal to be executed by tendering stockholders includes a release of any such claims, which will be effective upon receipt of payment for tendered Shares.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                 SPECIAL FACTORS

1.       HISTORY OF THE COMPANY.

     The Company is a publicly traded Texas corporation engaged in the development, production and sale of oil and gas through its ownership of oil and gas properties and its investments in entities with oil and gas activities. The Company is the general partner of Hallwood Energy Partners, L.P. ("HEP"), a publicly traded oil and gas limited partnership. The Company is also the general partner of HEP Operating Partners, L.P. ("HEPO"), one of the operating partnerships for HEP. The Company's wholly-owned subsidiary, Hallwood G.P., Inc., is the general partner of EDP Operating, Ltd. ("EDPO"), the other operating partnership for HEP.

2.       REASONS FOR THE OFFER AND THE MERGER.

     The purpose of the Offer is to enable the Purchaser to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company, subject to satisfaction of the Minimum Tender Condition and the other conditions of the Offer. See "THE OFFER -- 13. Certain Conditions of the Offer." If the Minimum Tender Condition is satisfied, the Purchaser will hold 90% or more of the outstanding Shares. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of the terms and conditions of the Merger, the Company will be merged into the Purchaser. If the Minimum Tender Condition is satisfied, the Merger would be effected without a vote of the Company's or the Purchaser's stockholders pursuant to the short-form merger provisions of the TBCA and the DGCL. In the Merger, each Share not owned by the Purchaser (other than Shares held by stockholders of the Company who have properly exercised any appraisal rights they may have under Art. 5 of the TBCA) at the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price. The purpose of the Merger is to enable the Purchaser to acquire any remaining Shares not acquired pursuant to the Offer. Following consummation of the Merger, the Purchaser will continue as the surviving corporation. THE BOARD OF DIRECTORS OF THE COMPANY AND THE SPECIAL COMMITTEE HAVE UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAVE APPROVED THE OFFER AND THE MERGER AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. In determining to seek the purchase of the outstanding Shares and effect the Merger at this time, the Purchaser focused on a number of factors, including those set forth below.

     One reason for the Offer and the Merger is to permit both the Purchaser and the stockholders of the Company to achieve more efficient tax results. As the general partner and a holder of significant limited partner interests in HEP, the Company realizes substantial cash flow that it does not utilize directly in its operations. The Company has in the past distributed unused cash to its stockholders in the form of dividends. Because the Purchaser owns approximately 81.6% of the outstanding Shares, the remainder of the dividend has been paid to stockholders other than the Purchaser. Because the Company is consolidated with the Purchaser for federal income tax purposes, the Purchaser pays no federal income taxes on the dividends it receives from the Company. Other stockholders of the Company, however, must pay federal income tax on the dividends they receive, which are taxable as ordinary income. Therefore, the economic benefit of the dividend payment to the stockholders of the Company, other than the Purchaser, as a group is significantly reduced. The Purchaser believes that the purchase at a fair price of the Company's Shares that it does not already hold will benefit both the Purchaser and the other stockholders of the Company. After the Offer and the Merger, the Purchaser will benefit from being permitted to realize all of the dividends paid by the Company on a tax-effective basis. In addition, the stockholders of the Company that receive cash in exchange for their Shares pursuant to either the Offer or the Merger should benefit because they should generally receive capital gains or capital loss treatment on the sale of their Shares, rather than ordinary income on the dividends received from the Company, provided they hold such Shares as a capital asset at the time of the sale. See "THE OFFER -- 5. Certain United States Tax Considerations of the Offer and the Merger."

     The Company has available net operating loss carryforwards which aggregated approximately $107,000,000 at December 31, 1995, and expire in various amounts from 1996 to 2006. Under its current structure and with its present assets, management of the Company does not foresee that the Company will likely be able to utilize any substantial portion of the net operating losses before they expire. The Purchaser intends from time to time to sell various of its non-core assets, which may generate taxable income that could effectively be offset by the utilization of the Company's net operating losses. However, the Purchaser will be able to utilize the Company's net operating losses in this manner only if the Company is combined with the Purchaser.

     Another reason for the Offer and the Merger is that, in the Purchaser's view, the costs associated with the Company's status as a publicly traded entity now outweigh any benefits of that status. Because there are only a small number of Shares available for trading, the Shares generally have a low trading volume and are illiquid. The requirements under the Securities Exchange Act of 1934, as amended ("Exchange Act") to prepare and file with the Commission periodic reports impose on the Company significant direct and indirect compliance costs. The Purchaser intends to seek the termination of registration of the Shares under the Exchange Act as soon as possible after consummation of the Offer and the Merger, if the requirements for the termination of registration are met.

     In addition, the Purchaser believes that the Company's status as a publicly traded entity unnecessarily creates potential conflicts of interest between the interests of the Purchaser and the other stockholders of the Company. Although potential conflicts of interest that have arisen in the past have been addressed through the formation of special committees of the Board of Directors of the Company, the Purchaser believes that terminating the Company's status as a separate publicly traded entity would more effectively reduce the potential for future conflicts of interest of this type.

3.       FAIRNESS OF THE OFFER AND THE MERGER.

     The Purchaser believes that the $19.50 per Share cash consideration proposed to be paid in the Offer and pursuant to the Merger is fair to the minority stockholders of the Company. It provides a substantial premium over pre-announcement market prices to holders of the Shares and enables the Company's stockholders to receive cash for their stockholdings now, at a premium per Share price. The $19.50 per Share offer price represents a premium of approximately 96% over the weighted average of the market price of the Company's Common Stock during the period from January 1, 1996 to September 10, 1996, and a premium of 81% over the market price of the Company's Common Stock as of September 8, 1996 of $10.75 per Share. Based on the foregoing and in light of the Company's historical results and the prices paid by the Company and the Purchaser in prior purchases of the Company's stock, the Purchaser believes the consideration proposed to be paid in the Offer and the Merger is fair to the minority stockholders of the Company.

     As a result of the Minimum Tender Condition, the tender of more than a majority of the outstanding Shares not owned directly or indirectly by the Purchaser is a condition to the obligation of the Purchaser to accept Shares for payment. Such condition, however, may be waived at the discretion of the Purchaser, with the consent of the Special Committee.

     Neither the Purchaser nor any of its affiliates solicited other offers for the Company or its assets, and there can be no assurance that the terms of the Offer are as favorable to the minority stockholders of the Company as could be obtained in a transaction, or one or more transactions, with an unaffiliated party or parties. Neither the Purchaser nor any of its affiliates has received any firm offers or inquiries with respect to the business and assets of the Company or its investment therein from any unaffiliated party during the eighteen months preceding the date of this Offer to Purchase.

     The Purchaser has not obtained any opinions as to the fairness of the Offer or the Merger to the minority stockholders of the Company or any valuation or appraisal of the Company's assets from any independent party in connection with the Offer or the Merger. In connection with a contemplated sale of debt by the Purchaser that was later abandoned in April 1996, the financial advisor engaged by the Purchaser advised that the Shares held by the Purchaser had a value of approximately $17.96 per share.

     Representatives  of the  Purchaser  have had access to  certain  non-public
information  concerning  the  Company,   including  the  projections  which  are
summarized elsewhere in this Offer to Purchase. See "THE OFFER -- 8. Certain Information Concerning the Company."

     On June 7, 1996, the Company formed a Special Committee to evaluate strategic alternatives for the Company. The Special Committee is composed of the three directors of the Company who are neither officers or directors of the Purchaser nor officers of the Company. The Special Committee retained Principal as its financial advisor to analyze the terms of the Offer and the Merger. Principal has provided the Board of Directors with its verbal opinion on August 28, 1996, and its written opinion that, as of October 9, 1996, the $19.50 per Share cash consideration to be received by the holders of Shares (other than the Purchaser) pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The Board of Directors of the Company and the Special Committee have each unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, have approved the Offer and the Merger and recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. See "SPECIAL FACTORS -- 6. Recommendation of the Company's Board of Directors and the Special Committee."

4.       INTERESTS OF CERTAIN PERSONS IN THE OFFER; POTENTIAL CONFLICTS
         OF INTERESTS.

     Stockholders should be aware that members of the Board of Directors of the Company (collectively, the "Board" and each a "Director"), other than the members of the Special Committee, have certain interests which are referred to below, and which may present them with actual or potential conflicts of interest in connection with the Offer. Among other things, the Purchaser already owns approximately 81.6% of the outstanding Shares and, after the consummation of the Offer, it is expected that the Chairman of the Board of the Company will continue to serve on the board of directors of the Purchaser and that the President and Chief Executive Officer of the Company will continue to be officers of the Purchaser.

     Three of the six members of the Board are also members of the board of directors of the Purchaser or are officers of the Purchaser. In addition, the law firm of Jenkens & Gilchrist, a Professional Corporation, has provided legal services on an on-going basis to both the Purchaser and the Company. Jenkens & Gilchrist are acting as legal counsel to the Purchaser in connection with the Offer, the Merger and the other transactions contemplated herein.

5.       BACKGROUND OF THE OFFER AND THE MERGER.

     On June 7, 1996, the Board appointed a Special Committee, composed of Messrs. Sebastian, Holinger and Collins, to assess strategic alternatives for enhancing the value of Shares not held by the Purchaser. Also, on June 7, 1996, the Company issued a press release announcing the formation of the Special Committee. After consideration of possible counsel and financial advisers for the Special Committee, at a meeting of the Special Committee held on June 21, 1996, the Special Committee determined to engage Donohoe, Jameson & Carroll, P.C. as its outside legal counsel and Principal as its financial advisor. Principal was instructed to evaluate strategic alternatives for the Company.

     At a meeting of the Special Committee on August 8, 1996, after reviewing information provided by management of the Company and meeting with members of the Company's management, Principal presented its preliminary analyses of various strategic options available to the Company and its stockholders, including public offerings of equity securities, growth through acquisitions, divestitures of certain assets of the Company, the acquisition of all of the Shares by the Purchaser, and the sale of the entire Company to a third party. Principal analyzed both the benefits and the costs to the minority stockholders and the tax effects of each of the strategic options. In connection with its analysis, Principal preliminarily valued the Company at $15.38 to $17.14 per Share. Based upon the preliminary analyses provided by Principal and the discussions had by the Special Committee to such date, the Special Committee determined at that meeting that the most viable strategic alternatives were to sell the entire Company to a third party or to seek an offer from the Purchaser for those Shares not currently held by the Purchaser. The Special Committee directed Mr. Holinger to contact the Purchaser regarding these two alternatives.

     Mr. Holinger contacted representatives of the Purchaser on August 10, 1996. In Mr. Holinger's discussions with the Purchaser, the Purchaser indicated that it had no desire to participate in the sale of the Company to a third party. Therefore, Mr. Holinger, as instructed by the Special Committee, asked if the Purchaser would be willing to make an offer to acquire all of the Shares not currently held by the Purchaser. After discussion among management of the Purchaser, on August 13, 1996, the Purchaser determined to make a proposal to the Company to acquire the Shares not owned by the Purchaser at a price of $17.50 per Share and sent the following letter to the Special Committee:

                                         August 13, 1996

Special Committee of the Board of Directors
Hallwood Energy Corporation
3710 Rawlins
Suite 1500
Dallas, Texas  75219

Gentlemen:

     This letter is in response to your request for a specific proposal from The Hallwood Group Incorporated ("HWG") with respect to the acquisition of the shares of Hallwood Energy Corporation ("HEC") not currently held by HWG (the "Minority Shares"). We are prepared in principal to purchase the Minority Shares on the terms described below. If accepted by the Special Committee, this offer is intended to be, and will not be legally binding until, embodied in a legally binding definitive agreement (the "Agreement") executed by all parties and which will be subject to the approval of the boards of directors of both parties and the Special Committee of HEC. Our offer is as follows:

     1. HEC will merge with HWG. The price paid will be $17.50 cash per share for each share of HEC Common Stock not held by HWG.

     2. The Agreement will contain customary warranties, representations and covenants usual to transactions of this type.

     3. The Closing of the transaction will be subject to the satisfaction of the following conditions:

         (a) The receipt by HEC of an opinion of an investment banker selected by the Special Committee that the terms of the transaction are fair, from a financial point of view, to the holders of the Minority Shares.

         (b) The approval of the transaction by a majority of the shareholders of HEC other than HWG.

         (c) The receipt of all required approvals of federal and state governmental agencies and boards and of all other necessary consents and authorizations.

         (d) There shall have been no material adverse change in the business, consolidated earnings or consolidated net worth of HEC, its subsidiaries or Hallwood Energy Partners, L.P.

         (e) No action, proceeding or claim shall be pending to prevent consummation or seek damages by reason of the transaction; no governmental authority shall be then claiming that the transaction constitutes a violation of law.

         (f) All warranties, representations and covenants contained in the Agreement shall continue to be true and correct in all material respects as of the day of closing.

     4. It is understood that the Agreement will contain many of the other terms and conditions which will have to be negotiated and agreed to before the Agreement can be finalized. Until the Agreement is finalized, approved by the respective Boards of Directors and by the Special Committee (which approval shall be in the sole subjective discretion of each of them) and properly executed, neither party shall have any legally binding obligation to the other.

If the terms outlined in this letter are satisfactory, we can proceed immediately with the preparation of a definitive agreement embodying these terms. If we can provide any additional information, please let me know.

                                        Sincerely,

                                        THE HALLWOOD GROUP INCORPORATED


                                        /s/ Melvin J. Melle, Vice President

     Upon receipt of this letter, the Special Committee instructed Principal to evaluate the Purchaser's proposal.

     Principal distributed its evaluation materials to the Special Committee on August 28, 1996. The Special Committee held a meeting on August 30, 1996 to discuss Principal's evaluation materials and the Purchaser's offer. The Special Committee noted that Principal's valuation of the Shares had increased, based upon various factors described below, from Principal's previous valuation. The Special Committee determined that it would be appropriate to pursue a transaction in which the Purchaser would offer to purchase the Shares currently held by the minority stockholders. The Special Committee further concluded that, based upon all of the foregoing, it would seek a price of $19.50 per Share for any such transaction, while acknowledging that if the Special Committee were not able to obtain that price, such a transaction might still be in the best interest of the minority stockholders. The Special Committee directed Mr. Sebastian to contact Mr. Guzzetti, Executive Vice President of the Purchaser. Mr. Sebastian was directed to propose a counter-offer of a transaction at $19.50 per Share.

     Mr. Sebastian communicated the Special Committee's counter-offer to Mr. Guzzetti on August 30, 1996. Representatives of the Purchaser met that day to consider the counter-offer. On the evening of August 30, 1996, Mr. Guzzetti communicated to Mr. Sebastian that the counter-offer of $19.50 per Share appeared to be acceptable to the Purchaser. Mr. Sebastian reported this to the Special Committee on September 3, 1996.

     On September 4, 1996, the Board of Directors of the Company held a regularly scheduled meeting at which the Special Committee recommended to the Board of Directors that a combination of the Company with the Purchaser in which the minority stockholders of the Company would receive $19.50 per Share be approved in principal by the Board of Directors. Upon receiving this recommendation, the Board of Directors of the Company approved a transaction as recommended by the Special Committee, subject to the preparation, negotiation and execution of a definitive agreement embodying the terms of the transaction and the approval by the Special Committee, the Board of Directors and the board of directors of the Purchaser of the definitive agreement. On September 6, 1996, the board of directors of the Purchaser approved in principle the transaction recommended by the Special Committee of the Company, subject to the preparation, negotiation and execution of a definitive agreement by the parties and approval of the definitive agreement by the boards of directors of the Company and the Purchaser.

     On September 9, 1996, the Company and the Purchaser issued a joint press release announcing an agreement in principal regarding a combination of the two entities, as follows:

         The Hallwood Group Incorporated (NYSE:HWG) and Hallwood Energy Corporation (NMS:HWEC) announced today that the Board of Directors of Hallwood Energy, upon the recommendation of the previously appointed special committee of independent directors, has accepted in principle the offer of Hallwood Group to effect a combination of Hallwood Energy and Hallwood Group in which the minority shareholders of Hallwood Energy would receive cash in the amount of $19.50 per share for each share of Hallwood Energy they hold as of the record date. The agreement is subject to, among other things, the determination of the structure of the combination and the execution by both companies of a definitive agreement.

         Hallwood Group owns approximately 82% of the issued and outstanding stock of Hallwood Energy. It is anticipated that the completion of the transaction will be conditioned on the approval of the holders of a majority of the shares of Hallwood Energy not currently held by Hallwood Group. It is the intention of the companies to complete the transaction before the end of the year.

     On September 5, 1996, counsel for the Purchaser distributed a draft of the Merger Agreement to counsel for the Special Committee. After receiving comments to the Merger Agreement from the Special Committee's counsel on September 13, 1996, the Purchaser's counsel distributed a revised draft of the Merger Agreement to the Special Committee's counsel on September 17, 1996.

     After receiving further comments to the Merger Agreement from the Special Committee's counsel and from the general counsel of the Company on September 18, 1996, the Purchaser's counsel distributed a revised draft of the Merger Agreement to the Special Committee's counsel on September 19, 1996. The Purchaser's counsel distributed revised indemnification provisions of the Merger Agreement to the Special Committee's counsel on September 30, 1996.

     On September 30, 1996, the Special Committee's counsel, the Purchaser's counsel and the general counsel for the Company had a conference call to discuss the timing of certain items related to the Offer and the Merger. On October 1, 1996, the Special Committee's counsel, Principal, the Purchaser's counsel and the general counsel for the Company had a conference call to discuss comments to the Offer to Purchase and the other documents related to the Offer. Counsel for the Purchaser distributed revised drafts of such documents on October 1, 1996.

     On October 4, 1996, the Special Committee's counsel, the Purchaser's counsel and the general counsel for the Company had a conference call to discuss the timing of certain items related to the Offer and the Merger and to discuss comments to the Offer to Purchase and the other documents related to the Offer. Counsel for the Purchaser distributed revised drafts of these documents on October 4, 1996.

     On October 9, 1996, the Special Committee and its legal and financial advisors met to discuss the Offer and the Merger. At that meeting, the Special Committee discussed several remaining outstanding issues on the draft Merger Agreement and Offer. At that meeting of the Special Committee, Principal delivered its written opinion to the Special Committee that the consideration to be received by the holders of Shares (other than the Purchaser) is fair to such holders from a financial point of view as of such date. See "SPECIAL FACTORS --
6. Recommendation of the Company's Board of Directors and the Special Committee." The Special Committee unanimously approved, subject to certain changes being made, each of the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that the stockholders of the Company tender their Shares and that the Board of Directors of the Company approve the same. After that meeting of the Special Committee, a meeting was convened of the members of the Special Committee, their counsel, representatives of the Purchaser, its counsel and the general counsel of the Company. At that meeting the remaining issues were resolved to the satisfaction of each of the members of the Special Committee. Immediately thereafter, the Board of Directors of the Company met. After receiving a report from the Special Committee on its deliberations and a recommendation from the Special Committee that the Board of Directors approve the Merger Agreement, the Offer and the Merger, the Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The board of directors of the Purchaser approved the Merger Agreement, the Offer and the Merger by unanimous written consent dated October 9, 1996. A copy of the Merger Agreement has been filed as an exhibit to the Rule 14(d)(1) Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") and the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3"), and the Merger Agreement is summarized in "THE OFFER -- 11. The Merger Agreement; Appraisal Rights."

     The Merger Agreement was executed by the parties thereto as of October 9, 1996, and the transaction was publicly announced on October 10, 1996.

6.       RECOMMENDATION  OF THE  COMPANY'S  BOARD OF  DIRECTORS  AND THE SPECIAL
         COMMITTEE.

     At the October 9, 1996 meeting of the Board of Directors of the Company, the Board of Directors of the Company, including those members of the Board of Directors of the Company constituting the Special Committee, acting upon the unanimous recommendation of the Special Committee, unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that all stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     Reasons for Recommendation.

     See "SPECIAL FACTORS -- 5. Background of the Offer and the Merger" for a description of certain events preceding the Board of Director's consideration of the Offer and the Merger.

     The Special Committee received presentations from, and reviewed the Offer and the Merger with, senior management of the Company, counsel for the Special Committee and the Special Committee's financial advisor, Principal. The Special Committee, in determining whether to recommend the approval of the Merger Agreement and the transactions contemplated thereby to the full Board of Directors, considered a number of factors, including, but not limited to, the following:

                  (i) The belief, based on its familiarity with the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the oil and gas industry, that the consideration to be received by the Company's stockholders in the Offer and Merger fairly reflects the Company's value.

                  (ii) The verbal presentations made by Principal at a meeting held on August 30, 1996, as to various financial and other considerations deemed relevant to the evaluation of the Offer and the Merger, including, but not limited to, a review of (A) the business prospects and financial condition of the Company, (B) historical business information and financial results of the Company, (C) nonpublic financial and operating results of the Company, (D) financial projections and budgets prepared by the Company's management, (E) information obtained from meetings with senior management of the Company, (F) the trading range and volume history of the Shares, (G) public financial information of comparable companies and (H) public information of comparable acquisitions.

                  (iii) The opinion of Principal that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair to such stockholders (other than the Purchaser) from a financial point of view. In considering Principal's opinion, the Board was aware that Principal is entitled to a fee in accordance with the terms of its engagement described below.

                  (iv) The relationship between the consideration to be received by stockholders as a result of the Offer and the Merger and the historical market prices and recent trading activity of the Shares. The Special Committee considered as favorable to its determination the fact that the $19.50 per Share price to be paid in the Offer and the Merger represents a premium of approximately 81% over the $10.75 price at which the Shares had traded most recently before September 8, 1996, the last trading day before the public announcement of the proposed transaction.

                  (v) The recognition that, following consummation of the Offer and the Merger, the current Stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and properties. The Board and the Special Committee concluded, however, that this consideration did not justify foregoing the opportunity for stockholders to receive an immediate and substantial cash purchase price for their Shares.

                  (vi) The fact that the terms of the Offer, and the increase in the consideration offered to the minority stockholders from $17.50 per Share to $19.50 per Share, were determined through arm's-length negotiations with the Purchaser by the Special Committee and its financial and legal advisors, all of whom are unaffiliated with the Purchaser, and the judgment of the Special Committee and Principal that, based upon the negotiations that transpired, a price higher than $19.50 per Share could not likely be obtained and that further negotiations with the Purchaser could cause the Purchaser to abandon the Offer, with the resulting possibility that the market price for the Shares could remain substantially below $19.50, and possibly $17.50, per Share, or to commence a tender offer without the involvement of the Special Committee at a price less than $19.50 per Share.

                  (vii) The Purchaser's  ownership of approximately 81.6% of the currently outstanding Shares and the effects of such ownership on the alternatives available to the Company, the response given by the Purchaser to the Special Committee that the Purchaser had no desire to participate in the sale of the Company to a third party and the fact that, as a practical matter, no strategic alternative could be effected without the support of the Purchaser; and the consequences of continuing to operate the Company as a majority-owned subsidiary of the Purchaser.

                  (viii) The terms and conditions of the Merger Agreement, the fact that there are no unusual requirements or conditions to the Offer and the Merger, and the fact that the Purchaser has the financial resources to consummate the Offer and the Merger expeditiously.

                  (ix) The fact that the consideration to be paid to the Company's minority stockholders in the Offer and the Merger is all cash.

                  (x) The fact that the Offer and the Merger have been structured to include a first-step cash tender offer for any and all outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $19.50 per Share in cash, and the fact that any minority stockholders who do not tender their Shares or properly exercise appraisal rights will receive the same price per Share in the subsequent Merger.

                  (xi) The fact that, while no appraisal rights are available to stockholders as a result of the Offer, stockholders who do not tender pursuant to the Offer may have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the TBCA. See "THE OFFER -- 11. The Merger Agreement; Appraisal Rights."

     The Special Committee considered each of the factors listed above during the course of its deliberations prior to recommending that the Company enter into the Merger Agreement. In light of its knowledge of the business and operations of the Company and its business judgment, the Special Committee believed that each of these factors supported its respective conclusions. The Special Committee also considered the possible conflicts of interest of certain directors and members of management of both the Company and the Purchaser discussed in "Item 3(b) -- Interests of Certain Persons" of the Company's
Schedule 14D-9. In view of the wide variety of factors considered, the Special Committee did not find it practicable to, and did not quantify the specific factors considered in making its determination, although the Special Committee did place a special emphasis on the opinion and analysis of Principal which was based on its analyses as outlined below.

     The Special Committee and the Board did not attempt to solicit competing acquisition proposals because they believed that the absence of any "break-up" fee or other "lock-up" provisions in the Merger Agreement and the freedom of the Board to consider any transaction proposed by a third party after the signing of the Merger Agreement meant that a third party interested in submitting a competing bid is free to do so despite the execution of the Merger Agreement. To date, the Company has received no inquiries whatsoever regarding a possible competing bid. Furthermore, the Board considered that, given the Purchaser's beneficial ownership of approximately 81.6% of the outstanding Shares, no acquisition could be approved by the stockholders without the affirmative vote of the Purchaser and that, if any other acquisition proposal were presented to the stockholders, the Purchaser could prevent the approval of any such proposal by exercising its right to vote against any such proposal.

     The Board of Directors of the Company, three of the six members of which were members of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby after receiving a report from the Special Committee on its deliberations and recommendation. In reaching this decision, the Board of Directors principally considered the recommendation of the Special Committee and the Board's familiarity with the Company's business, the Company's current financial condition and results of operations and future prospects, and current and anticipated developments in the Company's industry. The Board also noted that the price offered by the Purchaser was within the range of value estimates contained in the Petroleum Industry Profiles, published by Kirkpatrick Energy Associates, Inc. in July 1996, a collection of analytical reports covering 111 publicly held independent producers, which estimated that the pre-tax asset liquidation value per primary common share of the Company at December 31, 1995 ranged from $11.84 to $29.46 per share, based on varying assumptions of prices and discount rates with an "expected value" of $20.69 per share. The Board did not endorse any of the specific assumptions or conclusions contained in the Petroleum Industry Profiles, however, and believed that Principal's analysis was more thorough and took into account certain information specific to the Company and not available to Kirkpatrick Energy Associates, Inc. Additionally, the Board of Directors acknowledged that the Company had recently received a letter from an attorney purporting to represent a shareholder of the Company requesting certain information. In the letter, the attorney states his client's belief that the price to be offered in the transaction may not be the fair value of the Company's Shares, noting the Company's purchase of 58,000 Shares at $21.50 per Share in 1995; asserting that 1996 earnings per Share could approach $3.00, purportedly implying a per Share value of $27.00; and estimating the Company's liquidation value at $30.00 per Share. Accordingly, the attorney requested the opportunity to review the report of Principal, minutes of various meetings of the Special Committee and the Board, and shareholder lists of the Company. The Board concluded that Principal's analysis of the Company thoroughly addressed each of the valuation issues raised by the attorney.

         Opinion of Financial Advisor.

     On October 9, 1996, Principal delivered its opinion to the Special Committee to the effect that the consideration to be paid to the holders of Shares pursuant to the Merger Agreement is fair to such holders (other than the Purchaser) from a financial point of view as of the date thereof. A copy of Principal's opinion is attached as Schedule III hereto. The summary of the opinion set forth herein is qualified in its entirety by such Schedule III which is incorporated herein by reference. Stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and procedures followed by Principal. The consideration to be paid pursuant to the Offer and Merger was determined by negotiations on behalf of the Company and the Purchaser and was not determined by Principal. In arriving at its opinion, Principal, among other things, (1) reviewed certain publicly available business and financial information relating to the Company; (2) reviewed the reported price and trading activity for the Shares; (3) reviewed certain internal financial information and other data provided to Principal by the Company relating to the business and prospects of the Company, including financial projections prepared by the management of the Company; (4) conducted discussions with members of the senior management of the Company; (5) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving other companies which Principal considered relevant; (6) reviewed publicly available financial and securities market data pertaining to certain publicly held companies in the oil and gas industry; and (7) conducted such other financial studies, analyses and investigations, and considered such other information as Principal deemed necessary and appropriate. In reaching its opinion and conducting its analysis, Principal did not assume any responsibility for independent verification of any of the foregoing information and relied upon it being complete and accurate in all material respects. Principal was not requested to and did not make an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor were they furnished with any such evaluation or appraisal. Principal also assumed that all of the information, including the projections, provided to Principal by the Company's management was prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future of the financial performance of the Company and was based upon the historical performance and certain estimates and assumptions which were reasonable at the time made. In addition, Principal was not asked to and did not express any opinion as to the after-tax consequences of the sale of such Shares by the stockholders. Principal's opinion is based on economic, monetary and market conditions existing on the date thereof. In rendering their opinion, Principal did not render any opinion as to the value of the Company and did not make any recommendation to the stockholders with respect to the advisability of tendering their Shares. No limitations were imposed by the Special Committee, the Company or the Purchaser upon Principal with respect to the investigations made or the procedures followed by Principal in rendering its opinion, and the Company and the members of its management cooperated fully with Principal in connection with its investigation.

     In arriving at its opinion Principal used five separate analyses including discounted cash flow analysis, comparable reserve acquisitions analysis, comparable companies trading analysis, premiums that were paid to acquire residual share interests by a majority shareholder analysis, and book value per share analysis. The following describes each method in summary.

     Discounted Cash Flow ("DCF") Analysis - Principal performed a DCF analysis pursuant to the present value of the future after-tax cash flows of the Company's proved reserves as of June 30, 1996 based on reserve reports provided to Principal by the Company. In addition, representatives of Principal met with representatives of the Company's management to discuss the Company's current and projected operations. In developing its Discounted Cash Flow Analysis, Principal took the free cash flow (defined as net income plus non-cash expenses less required capital expenditures) that the Company was expected to generate throughout the life of the reserves (as presented to Principal in the reserve reports provided by the Company) and discounted the cash flows to a present value using a 10% discount rate. The assumed tax rate was 34% and taxes were calculated giving effect for net operating loss carryforwards and depletion carryforwards available to the Company. Principal then analyzed a subsequent acquisition that occurred after the June 30, 1996 reserve report and calculated a value based on management's base case economics presented to Principal by the Company. Finally, Principal added net working capital, estimated book value of other assets, the value of the Company's stock investment in its parent, and the book value of other noncurrent assets and subtracted the long-term liabilities of the Company. Based on these assumptions Principal calculated an approximate imputed equity value for the Company of $19.40 per Share.

     Comparable Reserve Acquisition Analysis - In calculating the relative value of the Company's oil and gas reserves, Principal examined comparable oil and gas reserve acquisition transactions that occurred during 1994, 1995 and the first quarter of 1996 in the Mid-Continent and Rocky Mountain regions of the United States as reported by John S. Herold, Inc., an independent petroleum research company that tracks such data. There were 51 such transactions that occurred during the aforementioned period with a mean purchase price of $4.37 per oil barrel of equivalent reserves. Principal applied a multiple range of $4.00 to $4.50 per oil barrel of equivalent to the Company's proved reserves as provided to Principal by the Company. Principal then adjusted the equity value ranges to account for certain assets and liabilities of the Company that were not included as part of such analysis. Based on this analysis, Principal calculated an approximate imputed equity value range for the Company of $18.15 to $20.06 per Share.

     Comparable Companies Trading Analysis - Under this method, Principal examined nine companies Principal believed to be comparable to the Company on various financial and operational parameters. The comparable companies included were Abraxas Petroleum, American Exploration, Bellwether Exploration Company, Columbus Energy, Lomak Petroleum, Maynard Oil, Prima Energy, Unit Corporation, and Wiser Oil (the "Comparable Companies"). With respect to the Comparable Companies, Principal analyzed, among other things, current market value multiples relative to proved reserves, operating cash flows, after-tax cash flows and the present value of after-tax cash flows as determined pursuant to the standards established by the Commission for discounting the present value of proved reserves. Principal then established trading multiple ranges for each data point based on Principal's analysis of the Comparable Companies and multiplied the Company's relative data (provided to Principal by the Company) by the corresponding multiple range to establish hypothetical relative values. Principal then averaged these implied relative market values. Based on this analysis, Principal calculated an approximate imputed equity value range for the Company of $18.68 to $22.72 per Share.

     Premiums Paid for Residual Interest Analysis - Under this method, Principal examined transactions whereby a majority shareholder acquired the residual interest it did not own in a company. According to Securities Data Company, Inc., an independent research company, from 1987 to June 1996 thirteen such transactions occurred in the oil and gas industry and one was pending with an average 30.6% premium paid over the trading price four weeks prior to announcement. Principal applied the 30.6% premium to the Company's average Bid/Ask trading price for the period from January 1, 1996 to August 27, 1996. Based on this analysis, Principal calculated an approximate imputed equity value for the Company of $15.14 per Share.

     Book Value per Share Analysis - Principal examined the book value per Share as it related to a premium or discount to the value per Share of the transaction. The book value as of June 30, 1996 (after giving effect for the acquisition that occurred subsequent to June 30, 1996) was $13.52 per Share.

     The Principal then calculated a summary reference value, which places individual weights on each of the five aforementioned analyses to generate a weighted average total. In general, the analyses weighted most heavily are those that best reflect valuation criteria emphasized in the private acquisition market and the public trading market and include the Discounted Cash Flow Analysis, Comparable Reserve Acquisitions Analysis, and Comparable Companies Trading Analysis. Valuation parameters that are not direct indicators of market value were weighted less heavily and include Premiums Paid for Residual Interest Analysis and Book Value per Share Analysis. A weighted average of the five analyses as of August 28, 1996, resulted in an imputed equity value range for the Company of $18.19 to $19.67 per Share.

     The summary set forth above does not purport to be a complete description of either Principal's analyses or presentations to the Special Committee.
Principal believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. In its analyses, Principal made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of the Company, the Purchaser, Principal and any other person assumes responsibility for their accuracy.

     The Company has retained Principal as the Special Committee's financial advisor in connection with the Merger, the Offer and other matters arising in connection therewith pursuant to an engagement letter dated July 17, 1996 ("Engagement Letter") between the Company and Principal. The Engagement Letter provides, among other things, that the Company will pay to Principal a fee equal to $65,000. In addition, the Company has agreed to reimburse Principal for its reasonable out-of-pocket expenses, including reasonable legal expenses, and to indemnify Principal against certain liabilities.

     The Special Committee selected Principal as its financial advisor because Principal is a recognized investment banking firm with emphasis in the oil and gas industry and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

                                    THE OFFER

1.       TERMS OF THE OFFER.

     Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by "THE OFFER -- 4. Rights of Withdrawal." The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, November 22, 1996, unless and until the Purchaser shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

     This Offer is subject to various terms and conditions described herein. See "THE OFFER -- 13. Certain Conditions of the Offer."

     Subject to the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in "THE OFFER -- 13. Certain Conditions of the Offer" have occurred or have been determined by the Purchaser to have occurred, to (i) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of, regardless of whether such Shares were accepted for payment, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's right to terminate the Offer pursuant to the provisions of "THE OFFER -- 13. Certain Conditions of the Offer."

     If by the Expiration Date, any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), in its sole discretion subject to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment any Shares and return all tendered Shares, (ii) waive all the unsatisfied conditions other than the Minimum Tender Condition and, with the consent of the Special Committee, waive the Minimum Tender Condition and, subject to the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer in any respect by giving oral and written notice of such termination, waiver, extension, delay or amendment to the Depositary or by making public announcement thereof.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer. See "THE OFFER -- 13. Certain Conditions to the Offer." Any extension, delay, amendment, waiver or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-l(d) under the Exchange Act requires that the announcement be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcements, the Purchaser will not have any obligations to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of the tendered Shares) is delayed in its acceptance for payment of or payment for the Shares or if the Purchaser is unable to accept for payment or pay for the Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "THE OFFER -- 4. Rights of Withdrawal." However, the ability of the Purchaser to delay the payment for the Shares that the Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Tender Condition and the other conditions set forth in "THE OFFER -- 13. Certain Conditions of the Offer." The Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions other than the Minimum Tender Condition, and, with the consent of the Special Committee, to waive the Minimum Tender Condition and to accept for payment pursuant to the Offer less than the minimum number of Shares necessary to satisfy the Minimum Tender Condition, to the extent permitted under applicable law.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including, with the consent of the Special Committee, a waiver or reduction of the Minimum Tender Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and l4e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in a dealer's solicitation fee, a minimum period of ten business days from the date of such change is generally required under the applicable rules and regulations of the Commission to allow for adequate dissemination to stockholders and investor response. Accordingly, if prior to the Expiration Date, the Purchaser should decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, or agree to pay a dealer's solicitation fee, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that notice of such change is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten-business day period. As used herein, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, New York City time.

     The Company has provided to the Purchaser's agent the Company's stockholder list and security position lists for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to recordholders of the Shares whose names appear on the Company's stockholder list and will be mailed to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, Shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with "THE OFFER -- 4. Rights of Withdrawal" as promptly as practicable after the later to occur of (i) the Expiration Date and
(ii) the satisfaction or waiver of the terms and conditions set forth in "THE OFFER -- 13. Certain Conditions of the Offer." Any determination concerning the satisfaction or waiver of the terms and conditions will be within the sole discretion of the Purchaser, and such determination will be final and binding on all holders of Shares. See "THE OFFER -- 1. Terms of the Offer" and "THE OFFER -- 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with the Purchaser's obligation under Rule 14e-l(c) under the Exchange Act to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders whose shares have been received for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES TENDERED PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN ACCEPTING FOR PAYMENT OR MAKING SUCH PAYMENT.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by such Letter of Transmittal.

     If the Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to the Purchaser's obligations under Rule 14e-l(c) under the Exchange Act to pay for or return the Shares promptly after the termination or withdrawal of the Offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in "THE OFFER -- 4. Rights of Withdrawal."

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Shares will be returned, without expense, to the tendering stockholder as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     The Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more direct or indirect subsidiaries of the Purchaser the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     By accepting the benefits of the Offer through the tender of Shares and the receipt of payment for Shares, a tendering stockholder is (under the Purchaser's view of applicable law) barred from thereafter attacking in any legal proceeding the fairness of the consideration received by stockholders in the Offer. For this reason, the Letter of Transmittal to be executed by tendering stockholders includes a release of any such claims, which will be effective upon receipt of payment for tendered shares.

3.       PROCEDURE FOR TENDERING SHARES.

     Valid Tender. To tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and certificates for the Shares to be tendered must be received by the Depositary at such address by the Expiration Date.

     Signature Guarantee. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See
Instructions 1 and 5 of the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appears on the certificates, with the signatures on the certificates or stock power guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Other Requirements. Notwithstanding any other provision hereof, in all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof) for such Shares together with any required signature guarantees, and any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares and such other documents are actually received by the Depositary. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares to any tendering stockholders, regardless of any extension of the Offer or any delay in accepting for payment or making such payment.

     Tender Constitutes an Agreement. The tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment of Proxy After Acceptance for Payment. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints the designees of the Purchaser, and each of them, the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all cash dividends, distributions, rights, other Shares and other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase ("Distributions"). Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. All such proxies and powers of attorney shall be irrevocable and coupled with an interest in the tendered Shares. Upon the effectiveness of such appointment, without further action, all prior proxies with respect to the Shares (and any associated Distributions) given by such stockholder will be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if given or executed, will not be deemed to be effective) with respect thereto by the stockholder. The Purchaser's designees will, with respect to the Shares (and any associated Distributions) for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares (and any associated Distributions) (including voting at any meeting then scheduled or actions by written consent). See "THE OFFER -- 6. Price Range of Shares; Dividends."

     Release of Claims. By accepting the Offer through the tender of Shares pursuant to the Offer, the tendering stockholder agrees to release, and releases, all claims with respect to or in respect of the Shares other than the right to receive payment for the tendered Shares expressly provided herein and that, upon payment for the Shares, to waive any right to attack (and agrees to be barred from thereafter attacking) in any legal proceeding the fairness of the consideration paid in the Offer.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Purchaser, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid backup withholding of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must verify such stockholder's correct taxpayer identification number ("TIN") and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder fails to provide the certifications described above, under federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payment made to certain stockholders pursuant to the Offer. All stockholders tendering Shares pursuant to the Offer should complete and sign the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is provided in a manner satisfactory to the Purchaser and the Depositary). Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 2 to the Letter of Transmittal.

4.       RIGHTS OF WITHDRAWAL.

     Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 13, 1996. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the name of the registered holder and the serial numbers shown on such certificates must also be submitted to the Depositary and, unless such Shares have been tendered for the account of any Eligible Institution, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described above in "THE OFFER -- 3. Procedure for Tendering Shares" at any time on or prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser's rights under this Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this
Section 4. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares tendered pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment.

5.       CERTAIN UNITED STATES TAX CONSIDERATIONS OF THE OFFER AND THE
         MERGER.

     The following is a summary of certain United States federal income tax considerations with respect to a sale of Shares pursuant to the Offer or the receipt of cash in exchange for Shares pursuant to the Merger. This summary does not address the potential federal income tax considerations to holders of Shares that continue to hold and do not sell all or a portion of their Shares pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, Internal Revenue Service ("IRS") rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as in effect on the date hereof, all of which are subject to change at any time, and any such change may be applied retroactively in a manner that could adversely affect a holder of Shares. The discussion below does not address all of the federal income tax consequences that may be relevant to stockholders entitled to special treatment under the Code (for example, life insurance companies, foreign corporations, and individuals who are not citizens or residents of the United States) or to holders who acquired their Shares through the exercise of employee stock options or otherwise as compensation. Moreover, the discussion below does not address the applicable state, local or foreign tax laws. This summary also assumes that the Shares are held as a "capital asset" within the meaning of section 1221 of the Code.

     The Company has not sought and will not seek any rulings from the IRS with respect to the position of the Company discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the Offer or the Merger or that any such position would not be sustained.

     A sale of Shares pursuant to the Offer or the receipt of cash in exchange for Shares pursuant to the Merger will be a taxable transaction for federal income tax purposes under the Code. In general, for federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the cash received by the stockholder pursuant to the Offer or the cash received by the stockholder pursuant to the Merger and the stockholder's adjusted tax basis in the Shares tendered by the stockholder pursuant to the Offer. Such gain or loss will be capital gain or loss. Such gain or loss will be long-term gain or loss if, on the date that the Purchaser accepts the Shares for payment pursuant to the Offer, the Shares were held for more than one year. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct annually up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations are allowed to carry back excess capital losses to the three preceding taxable years.

     Payments to stockholders in connection with either the Offer or the Merger may be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if the stockholder fails to furnish such stockholder's social security or other TIN, or furnishes an incorrect TIN. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Stockholders should consult with their own tax advisors as to the qualification for exemption from withholding and the procedure for obtaining such exemption.

     HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

6.       PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are quoted on the OTC Bulletin Board under the symbol "HWEC." The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares as reported by the National Quotation Bureau and the amount of cash dividends paid per Share, based upon public sources:

                  HALLWOOD ENERGY CORPORATION

Fiscal Year Ending                      High            Low          Dividends
------------------                      ----            ---          ---------

December 31, 1994
   First Quarter......................  $15             $13            $1.70
   Second Quarter.....................   15              12              na
   Third Quarter......................   14              10             1.50
   Fourth Quarter.....................   10 3/4           9              na
December 31, 1995
   First Quarter......................  $12 1/2         $10 1/4        $1.00
   Second Quarter.....................   18 1/2          10 1/4         1.50
   Third Quarter......................   21              13 1/2          na
   Fourth Quarter.....................   16              10              .80
December 31, 1996
   First Quarter......................  $11            $  8              na
   Second Quarter.....................   12 1/2           8              na
   Third Quarter......................   14              10 3/4          na

     As of September 8, 1996, the last full trading day prior to the public announcement of the Purchaser's and the Company's agreement in principal to a combination of the two in a transaction in which holders of Shares would receive $19.50 in cash per share, the price at which Shares had most recently traded as reported by the National Quotation Bureau was $10.75 per Share on August 12, 1996. As of October 8, 1996, the last full trading day prior to the public announcement of execution of the Merger Agreement and the Purchaser's agreement to commence the Offer, the price at which Shares had most recently traded as reported by the National Quotation Bureau was $15.75 per Share on October 10, 1996. Stockholders are urged to obtain a current market quotation for the Shares.

     The Company has adopted a policy of paying dividends in an amount determined by the Board after consideration of the cash flow and working capital needs of the Company. Declarations of dividends are within the discretion of the Board of Directors of the Company, and the Company has informed the Purchaser that the Board will not declare any dividends prior to completing the Merger, unless the Merger is abandoned by the Purchaser and the Company. The payment of dividends is restricted by a credit agreement with a bank to an aggregate of $3.50 per Share in each fiscal year.

7. EFFECT OF THE OFFER ON MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; AND EXCHANGE ACT REGISTRATION.

     The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could further reduce the liquidity and market value of the remaining Shares held by the public. The Shares are currently quoted on the OTC Bulletin Board. If Shares are purchased by the Purchaser pursuant to the Offer, the market for the Shares could be adversely affected.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) of the Exchange Act, the related requirement of furnishing annual and transition reports to stockholders pursuant to Section 15(d) of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for quotation on the OTC Bulletin Board. The Purchaser intends to terminate registration of the Shares as soon as possible after consummation of the Offer and the Merger if, and as soon as, the requirements for delisting of registration are met.

8.       CERTAIN INFORMATION CONCERNING THE COMPANY.

         General.

     The Company is a Texas corporation with its principal executive offices located at 3710 Rawlins, Suite 1500, Dallas, Texas 75219 and its principal operating offices located at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. The following description of the Company's business has been taken from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, at page 2:

     The Company is a publicly traded Texas corporation engaged in the development, production and sale of oil and gas through its ownership of oil and gas properties and its investments in entities with oil and gas activities. The Company is the general partner of HEP, a publicly traded oil and gas limited partnership. The Company is also the general partner of HEPO, one of the operating partnerships for HEP. The Company's wholly-owned subsidiary, Hallwood G.P., Inc. is the general partner of EDPO, the other operating partnership for HEP.

     HEP is engaged in the development, production, sale and transportation of oil and gas and in the acquisition, exploration, development and operation of oil and gas properties. The principal objectives of HEP are to maintain or expand its reserve base and to provide cash distributions to the holders of its units of limited partnership interest ("Units").

     The Company's general partner interest in HEP entitles it to a share of net revenues derived from HEP's properties ranging from 2% to 25%, and the Company holds approximately 6.5% of HEP's limited partner Units. The Company accounts for its ownership of HEP using the proportionate consolidation method of accounting whereby the Company records its proportional share of each of HEP's revenues and expenses, current assets, current liabilities, noncurrent assets, long-term obligations and fixed assets. HEP owns approximately 46% of the common stock of its affiliate, Hallwood Consolidated Resources Corporation ("HCRC"), which HEP accounts for under the equity method.

     The activities of HEP are conducted by HEPO and EDPO. HEP is the sole limited partner and the Company is the sole general partner of HEPO. Hallwood G.P., Inc., a wholly-owned subsidiary of the Company, is the sole general partner and HEP is the sole limited partner of EDPO. Solely for purposes of simplicity herein, unless otherwise indicated, all references to HEP in connection with the ownership, exploration, development or production of oil and gas properties include HEPO and EDPO.

     The Company does not engage in any other line of business nor does it have any employees. HPI, an affiliate of HEP, operates the properties and administers the day to day activities of the Company. On February 27, 1996, HPI had 133 employees.

     From 1990 through 1995, the Company acquired 267,709 shares (adjusted for the Purchaser's 1-for-4 reverse split) or approximately 17% of the outstanding shares of the Purchaser on the open market. The Company is holding the stock of the Purchaser as a long-term investment and has classified it as an available-for-sale security. As of June 30, 1994, it was determined that the Purchaser's stock had experienced an other than temporary decline in fair value. Therefore, the Company's investment in the Purchaser was written down from its original cost to a new cost basis based on its market value at June 30, 1994 of

$11.50 per share. The resultant loss of $3,249,000 was recorded as an impairment of investment in parent in the Company's financial statements for 1994.

     During 1991 and 1992 the Company acquired $2,439,000 principal amount of the Purchaser's 13.5% Subordinated Debentures due July 31, 2009, which it subsequently exchanged for 7% Collateralized Subordinated Debentures due July 31, 2000. On March 29, 1995, the Purchaser repurchased the 7% Collateralized Subordinated Debentures for $1,376,000 plus accrued interest through the purchase date. The debentures were repurchased for an amount approximately equal to their book value.

         Financial Information.

     Set forth below is certain summary consolidated financial information for the Company's last three fiscal years as contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and for the six months ended June 30, 1996 and June 30, 1995, as contained in the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1996 and June 30, 1995. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operations, liquidity and capital resources) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below. Copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, are included with this Offer to Purchase as Appendix A and incorporated herein by reference.


                           HALLWOOD ENERGY CORPORATION
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                   (UNAUDITED)
                               -------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  Six Months Ended June 30,             Years Ended December 31,
                                                    1996             1995         1995          1994           1993
                                                  -------------------------      -----------------------------------
REVENUES:
     Oil revenue                                  $ 1,345         $ 1,037        $2,228        $2,046         $1,950
     Gas revenue                                    2,239           1,490         3,279         3,832          3,972
     Litigation settlement of affiliate                                                                        1,050
     Acquisition fee                                                                 11            23            111
     Interest                                                                       114           237            185
                                                  -------       ---------       --------      -------        -------
                                                    3,584           2,527         5,632         6,138          7,268
                                                ---------       ---------       -------       -------        -------
EXPENSES:
     Production operating expense                     732             642         1,443         1,555          1,394
     General and administrative                       434             500         1,158         1,098          1,248
     Depreciation, depletion, amortization
        and  impairment                               816           1,305         2,153         1,959          1,944
     Interest                                         254             204           493           363            442
     Litigation settlement of affiliate                                              46           308
                                              -----------    ------------       -------      --------        -------
                                                    2,236           2,651         5,293         5,283          5,028
                                                 --------      ----------        ------       -------        -------
OTHER INCOME (EXPENSE):
     Impairment of investment in parent                                                       (3,249)
     Miscellaneous income (expense)                    64              10          (39)            15           364
                                               ----------     -----------     ---------     ---------       --------
                                                       64              10          (39)       (3,234)           364
                                               ----------     -----------     ---------      --------       --------

INCOME (LOSS) BEFORE INCOME TAXES                   1,412           (114)           300       (2,379)          2,604
                                                 --------      ----------      --------      -------         -------
PROVISION (BENEFIT) FOR INCOME TAXES
     Current                                           54              92            94           133             90
     Deferred                                         158                         (500)
                                                 --------     -----------       -------      --------        -------
                                                      212              92         (406)           133             90
                                                 --------      ----------       -------      --------        -------

NET INCOME (LOSS)                                   1,200           (206)           706       (2,512)          2,514

PREFERRED STOCK DIVIDENDS                               0             356         1,175            73             88
                                                ---------       ---------       -------      --------        -------
NET INCOME (LOSS) FOR COMMON
     STOCKHOLDERS                                 $ 1,200       $   (562)     $   (469)      $(2,585)         $2,426
                                                  =======       =========     =========      ========         ======
NET INCOME (LOSS) PER
COMMON SHARE                                     $   1.52       $  (1.14)     $  (1.00)      $( 3.32)        $  2.67
                                                 ========       =========     =========      ========        =======
NET INCOME (LOSS) PER COMMON SHARE
(assuming full dilution)                         $   1.52       $  (1.14)     $  (1.00)      $ (3.32)        $  2.42
                                                 ========       =========     =========      ========        =======

WEIGHTED AVERAGE COMMON SHARES                        789             494           469           779            907
                                              ===========      ==========     =========      ========      =========
EARNINGS TO FIXED CHARGES (a)                   22:1            112:1              22:1         na(b)          na(b)
                                               =====           ======         =========      ========      =========

(a) Earnings are computed as net income before income taxes less equity in earnings of affiliate and depreciation, depletion, amortization and impairment pertaining to investment in affiliate plus distributions received from affiliate, plus fixed charges. Fixed charges are comprised of the Company's direct interest expense.
(b)     Not applicable as there were no fixed charges during the period.


                           CONSOLIDATED BALANCE SHEETS

                                                    Six Months Ended June 30,           Years Ended December 31,
                                                           1996          1995          1995          1994           1993
                                                    ---------------------------     -------------------------------------
CURRENT ASSETS
     Cash and cash equivalents                             $440         $2,022      $     10      $    668         $1,128
     Accounts receivable:
        Affiliates                                          461            528           372           526            683
        Trade                                                63              7            26             7              5
     Current assets of affiliate                          2,816          1,859         2,236         1,760          4,024
                                                          -----          -----       -------       -------        -------
                                                          3,780          4,416         2,644         2,961          5,840
                                                          -----          -----       -------       -------        -------

PROPERTY,  PLANT  AND  EQUIPMENT,  at cost  Oil and gas
  properties (full costethod):
        Proved mineral interests                        112,832        112,373       113,159       111,951        111,125
        Unproved mineral interests - domestic               127             40            82            46            240
        Unproved mineral interests - foreign                                                           288            214
     Other property and equipment                         3,774          3,745         3,758         3,745          3,743
                                                       --------       --------      --------      --------       --------
                                                        116,733        116,158       116,999       116,030        115,322

     Less accumulated depreciation, depletion,
        amortization and property impairment          (107,976)      (106,302)     (107,160)     (105,461)      (103,625)
                                                      ---------      ---------     ---------     ---------      ---------

        Net Property, Plant and Equipment                 8,757          9,856         9,839        10,569         11,697
                                                     ----------      ---------      --------     ---------      ---------

OTHER ASSETS
     Investment in common stock of parent
        (carried at market)                               3,681          2,744         2,075         1,680          4,592
     Investment in bonds of parent
        (at cost adjusted for amortization of discount)                                              1,352          1,255
     Deferred tax asset                                     342                          500
     Noncurrent assets of affiliate                       1,549          1,415         1,407         1,704          1,914
                                                         ------         ------       -------       -------        -------
                                                          5,572          4,159         3,982         4,736          7,761
                                                         ------         ------       -------       -------        -------

TOTAL ASSETS                                            $18,109        $18,431       $16,465       $18,266        $25,298
                                                        =======        =======       =======       =======        =======

CURRENT LIABILITIES
     Accounts payable and accrued liabilities          $    150        $   102       $   106      $    154        $   341
     Current portion of long-term debt                      300            225           300
     Current liabilities of affiliate                     2,013          2,357         2,857         2,879          3,089
                                                        -------        -------       -------       -------        -------
                                                          2,463          2,684         3,263         3,033          3,430
                                                        -------        -------       -------       -------       --------
NONCURRENT LIABILITIES
     Long-term debt                                         675            725           825
     Long-term obligations of affiliate                   5,312          5,056         5,366         3,917          5,584
                                                        -------         ------        ------        ------         ------
                                                          5,987          5,781         6,191         3,917          5,584
                                                        -------         ------        ------       -------         ------
        Total Liabilities                                 8,450          8,465         9,454         6,950          9,014
                                                        -------         ------        ------       -------         ------

STOCKHOLDERS' EQUITY
     Series D preferred  stock, $.01 par value; 65,000
        shares authorized; cancelled in 1995                                                             1              1
     Series E preferred stock; $.01 par value; 450,000
        shares authorized; converted to common stock
        in 1995                                                              4                           4
     Common stock, $.50 par value; 80,000,000 shares
        authorized;                                         599            421           599           421            599
     Capital in excess of par value                      53,789         57,397        53,789        58,248         60,867
     Accumulated deficit                                (40,384)       (42,496)      (41,584)      (42,290)       (39,778)
     Unrealized gain (loss) on investment in common
        stock of parent                                     604           (146)       (1,002)         (896)        (1,233)
     Less cost of treasury stock common shares and
        Series D preferred shares                        (4,949)        (5,214)       (4,791)       (4,172)        (4,172)
                                                        --------        -------      --------      --------        -------

        Stockholder's Equity - net                        9,659          9,966         7,011        11,316         16,284
                                                        -------        -------       -------        ------         ------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $18,109        $18,431       $16,465       $18,266        $25,298
                                                        =======        =======       =======       =======        =======
BOOK VALUE PER COMMON SHARE AND                        $  12.43       $  11.72     $   8.85        $ 12.03       $  17.30
COMMON SHARE EQUIVALENT                                ========       ========     =========       =======       ========

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Although the Purchaser does not have any knowledge that would indicate that any statements contained herein based on such documents and records are untrue, the Purchaser cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

     The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in Seven World Trade Center, Suite 1300, New York, New York. Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at Room 1024, Judiciary Plaza, Washington, D.C. 20549.

         Certain Projections.

     The Purchaser and its representatives from time to time receive projections of financial results prepared by the management of the Company in the ordinary course of business as a part of the Company's or the Purchaser's financial planning process. Although the Company does not as a matter of course publicly disclose projections as to future revenues or earnings, because they were received by the Purchaser, the Purchaser is making these projections available to all stockholders.

     THE SUMMARY PROJECTIONS BELOW WERE PREPARED IN APRIL 1996 IN CONNECTION WITH A CONTEMPLATED BUT ABANDONED SALE OF SECURITIES BY THE PURCHASER AND THE INFORMATION WITH RESPECT TO 1996 WAS UPDATED IN SEPTEMBER 1996 TO TAKE INTO ACCOUNT THE RESULTS OF OPERATIONS OF THE FIRST TWO QUARTERS OF 1996 AND AN ACQUISITION BY HEP IN JULY 1996. NONE OF THE PROJECTIONS SET FORTH BELOW ARE TO BE REGARDED AS FACT AND SUCH PROJECTIONS SHOULD NOT BE RELIED UPON AS ACCURATE REPRESENTATIONS OF FUTURE RESULTS. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE SUMMARY PROJECTIONS, AS TO FUTURE RESULTS, ARE BASED UPON EVENTS AND CIRCUMSTANCES THAT HAVE NOT TAKEN PLACE AND ARE INHERENTLY SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE PURCHASER'S AND THE COMPANY'S CONTROL, THEY ARE INHERENTLY IMPRECISE AND THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS CAN BE REALIZED. THEREFORE, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN THE ACTUAL AND PROJECTED RESULTS AND THAT THE ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED.

     THE INCLUSION OF THE SUMMARY PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE PURCHASER, OR THE COMPANY, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, THAT THE PROJECTED RESULTS WILL BE ACHIEVED. THE SUMMARY PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS PUBLIC DISCLOSURE OR COMPLYING WITH PUBLISHED GUIDELINES OF THE COMMISSION OR GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. NONE OF THE PURCHASER, THE COMPANY, OR ANY OF THEIR RESPECTIVE AFFILIATES, REPRESENTATIVES, FINANCIAL ADVISORS, INDEPENDENT AUDITORS OR DIRECTORS OR OFFICERS, ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THE SUMMARY PROJECTIONS. THE SUMMARY PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY THE COMPANY'S INDEPENDENT AUDITORS, AND ACCORDINGLY THEY HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON THEM.


                           HALLWOOD ENERGY CORPORATION
                        MODIFIED CASH FLOW STATEMENTS (a)
                                AS OF APRIL 1996
                                 (IN THOUSANDS)

                                                  Fiscal Years Ended                 Projected Fiscal Years
                                                       December 31,                  Ending December 31,
                                          ------------------------------    -----------------------------------------------------
Revenue                                         1993     1994      1995         1996       1997       1998      1999      2000
                                                ----     ----      ----         ----       ----       ----      ----      ----

      Distributions from HEP-GP               $2,013   $2,378    $2,360        $2,438     $2,262     $2,526    $2,731    $2,752
      Distributions from HEP-LP                  526      526       526           267        298        298       298       298
                                              ------   ------   -------        -------     ------     ------    ------    ------
           Total                               2,539    2,904     2,886         2,705      2,560      2,824     3,029     3,050

      Direct Property Cash Flow
          (Net of LOE) (b)                       134       46       137           614        414        320       259       211
      Interest Income                            143      184        86             0          0          0         0         0
                                              ------   ------    -------      --------   --------   -------- ---------  --------
Total Revenue                                  2,816    3,134     3,109         3,319      2,974      3,144     3,288     3,261
Operating Expense

      General & Administrative Expenses         (612)    (570)     (628)         (654)      (600)      (600)     (600)     (600)
      Working Capital Changes                     64      (62)       80             0          0          0         0         0
      Income Taxes                               (90)    (133)      (94)          (50)       (50)       (50)      (50)      (50)
                                             --------  -------   -------      --------   --------   --------  --------  --------
Operating Cash Flow                            2,178    2,369     2,467         2,615      2,324      2,494     2,638     2,611

Capital Expenditures                            (187)    (100)     (144)         (280)         0          0         0         0

Debt Service
      Cash Interest Expense                        0        0      (106)          (65)       (68)       (38)      (11)        0
      Principal Payments                           0        0       (75)         (300)      (300)      (300)     (225)        0
                                            --------  -------    -------        ------     ------     ------    ------  -------
           Total                                   0        0      (181)         (365)      (368)      (338)     (236)        0

Dividends
      Dividends to Affiliate                       0   (1,909)   (1,989)       (1,450)    (1,565)    (1,725)   (1,922)   (2,089)
      Dividends to Third Parties                   0     (766)     (684)         (362)      (391)      (431)     (480)     (522)
      Dividends to Preferred Stockholders       (118)    (118)        0             0          0          0         0         0
                                               ------ --------   -------      --------   --------    --------  -------  ----------
           Total                                (118)  (2,793)   (2,673)       (1,812)    (1,956)    (2,156)   (2,402)   (2,611)

Non-Recurring Items
      Proceeds from Property Sales                 7        4         0             0          0          0         0         0
      Miscellaneous, Non-recurring Income        135       60        30             0          0          0         0         0
      Hallwood Debentures Sold to Hallwood       380        0     1,376             0          0          0         0         0
      HEC Stock Purchase (Common and
           Preferred)                         (1,692)       0    (2,232)          158          0          0         0         0
      Hallwood Stock Purchase                      0        0      (501)            0          0          0         0         0
      Debt Borrowings                              0        0     1,200             0          0          0         0         0
                                              -------- -------   -------        ------     ------   --------  --------  --------
           Total                              (1,170)      64      (127)            0          0          0         0         0

Net Cash Flow                                   $703    ($460)    ($658)           $0         $0         $0        $0        $0
                                              ======    ======    ======       =======    =======    =======   =======   =======

(a)   See "Assumptions" on following pages.
(b)   Includes acquisition fees paid to the Company.

     Assumptions. The Modified Cash Flow Statements ("Statements") above present in summary form the revenues and expenses of the Company, and adjust them for other sources and uses of cash to illustrate the free cash flows generated by the Company. These statements were prepared on a modified cash basis by the management of the Company and are not in accordance with Generally Accepted Accounting Principles ("GAAP"). Therefore, any comparison between these Statements and the audited financial statements presented in the Company's public filings would lack consistency and would be inappropriate.

     The following is a listing of the major definitional conventions and assumptions made in the presentation of the Statements. Their correct interpretation is critical to the understanding of the cash flows illustrated in the Statements. Any similarities between the nomenclature utilized in the Statements and that used in conventional GAAP basis financial statements are purely coincidental. Consequently, the terms contained in the Statements should be interpreted strictly on the bases defined below.

      Revenue - Revenue figures are presented on an accrual basis. Revenue includes sales, lease income, management fees, partnership distributions, and intercompany advances.

      Total Revenue - The Company's total revenue consists primarily of limited partner and general partner distributions from HEP, which are paid according to the terms of the HEP partnership agreement. The Company also receives cash directly from certain properties in which it has a working interest ("Direct Property Cash Flows"). Such Direct Property Cash Flows include the receipt of fees for the successful completion of acquisitions by HEP. Direct Property Cash Flows were $137,000 in fiscal 1995 and are projected to increase to $588,000 in fiscal 1996 due to: (i) the completion of one acquisition by HEP during 1996; and (ii) the Company's participation in 1996 in the refinancing of a property owned by a special purpose subsidiary of HEP. The Company's participation in such refinancing will entitle it to receive Direct Property Cash Flows from that property. For the purposes of the Statements, management has not assumed the completion of additional transactions after 1996 which would result in additional Direct Property Cash Flows. Consequently, Direct Property Cash Flows are expected to decline after 1996 as the properties in which the Company has a working interest are depleted.

      Distributions paid by HEP depend primarily on HEP's revenues. HEP's revenues represent gross revenue less lease operating expenses and taxes. HEP's net revenue was estimated on three bases:

      - Existing Properties - For each existing property, management utilized comprehensive historical production reports prepared by its engineers and audited by independent engineering firms to project oil and gas production volumes for each property. Such reserve production forecasts were then multiplied by assumed prices for each property to calculate projected gross revenue. Gross revenue was then reduced by the expected taxes, operating costs, and capital investment required to sustain such production to calculate net revenue.

      - Net Revenue From Drilling - In order to project the results of HEP's capital spending, management projected net revenue resulting from each year's capital spending to yield a 20% internal rate of return on such capital spending over a fifteen year period.

      - May Partnerships Distributions - Distributions from the 60% owned May Partnerships were determined by utilizing the anticipated oil and gas production volumes in the reserve production forecasts and the overall average price assumptions.

      In the preparation of such projections, management assumed overall average prices of $18.50 per barrel of oil and $2.00 per thousand cubic feet of gas, with no price or cost escalation over the projection period. During the six years from 1990 through 1995, average oil and gas selling prices achieved by HEP, the Company's primary operating affiliate, have been approximately $19.37 and $1.73, respectively, including the results of HEP's programs to hedge its oil and gas prices. For the six months ended June 30, 1996, average oil and gas selling prices achieved by HEP were approximately $18.99 and $2.21, respectively, including the results of HEP's programs to hedge its oil and gas prices.

      Operating Expenses - Operating Expenses are presented on an accrual basis.
      However,   such   expenses   exclude  all   depreciation,   depletion  and
      amortization charges.

      General  and   Administrative   Expenses  -  The  Company's   general  and
      administrative expenses are projected to remain constant at $600,000 for the period of the projections, based on historical performance.

      Working Capital Changes - Changes in the working capital needs of the Company are minimal, and have been assumed to be zero for the projection period.

      Income Taxes - The Company filed federal income tax returns on a stand-alone basis until December 1995. Beginning January 1996, the Company will be consolidated with the Purchaser for federal income tax purposes. The Company pays state income taxes on a stand-alone basis. For the period of the projections, management has assumed the Company will pay $50,000 in state taxes per annum.

      Operating Cash Flow - Operating Cash Flow represents the net cash generated after the payment of: (i) Operating Expenses; (ii) cash disbursements related to the normal course of business; and (iii) changes in working capital.

      Capital Expenditures - The Company's capital expenditures are projected to be $280,000 in 1996. This figure represents the Company's share of the refinancing of the property in which it will receive a working interest. Thereafter, the Company has not assumed the completion of additional projects which would require cash outlays from the Company.

      Non-Recurring Items - Non-Recurring Items represent cash receipts or disbursements which are not related to the ongoing business of the entity, such as litigation payments, loan proceeds or costs, non-recurring income, and purchases of stock of affiliated entities.

      Net Cash Flow - Net Cash Flow represents the total change in cash of an entity after all expenses and cash disbursements.

      Dividends - The Company projects to pay as dividends its entire Net Cash Flow Before Non-Recurring Items.

Because management of the Company periodically updates the projections, they may vary, and in fact have varied, depending on the time such projections are made.

         Share Ownership Information.

     The following table sets forth the information provided to the Purchaser by the Company concerning the number of Shares owned beneficially as of October 8, 1996 by (i) each director and executive officer of the Company who owns Shares and (ii) the directors and executive officers of the Company as a group. Mr. Guzzetti has sole voting and investment power with respect to the Shares reported. To the Purchaser's knowledge, each of the following listed persons currently intends to tender his Shares in the Offer.

                                               Amount
            Name and Address                Beneficially      Percent of
           of Beneficial Owner                  Owned        Common Stock

William L. Guzzetti, President                   285               *
All directors and executive officers as
a group (nine individuals)                       285               *

         *  Represents less than 1% of the outstanding Shares.

The table above does not include the 633,917 Shares held by the Purchaser (81.6% of all outstanding Shares) of which Mr. Gumbiner is Chairman and Chief Executive Officer and Mr. Troup is President and a director. Messrs. Gumbiner and Troup are directors of the Company and Mr. Gumbiner is the Chief Executive Officer of the Company.

     The Company is general partner of HEP. Mr. Guzzetti owns 100 Class A Units of limited partner interest and six Class C Units (less than .01% of each class) and currently exercisable options to acquire 42,500 Units (less than 1%, assuming exercise of the options) of HEP. Mr. Sebastian owns 400 Class A Units and 26 Class C Units (less than .01% of each class) of HEP. Mr. Troup owns currently exercisable options to acquire 56,666 Class A Units (less than 1%, assuming exercise of the options) of HEP, and Mr. Gumbiner owns currently exercisable options to acquire 85,000 Class A Units (less than 1%, assuming exercise of the options) of HEP. No other director of the Company owns Units of HEP. Executive officers of the Company, including Messrs. Gumbiner and Guzzetti, own 403 Class A Units and 26 Class C Units and currently exercisable options to purchase 201,166 Class A Units (2%, assuming exercise of the options) of HEP.

9.       CERTAIN INFORMATION CONCERNING THE PURCHASER.

         General.

     Upon its formation in 1981, the Purchaser, a Delaware corporation, became engaged in the ownership, operation and management of the real estate portfolios of its corporate predecessors and in the merchant banking business, specializing in assisting troubled companies to implement plans of financial restructuring. After 1981, the Purchaser disposed of a substantial portion of its initial real estate portfolio and significantly expanded the range of its merchant banking activities. The Purchaser acquired substantial investment positions in a number of previously unaffiliated enterprises and thereby became a diversified holding company engaged in three principal activities: asset management, operating subsidiaries and investments in associated companies. The Purchaser, its operating subsidiaries and associated companies are currently engaged in the commercial and industrial real estate, energy, textile products, hotel and restaurant businesses. For financial reporting purposes, the Purchaser considers itself to operate in five business segments: real estate, energy, textile products, hotels and restaurants. The Purchaser is no longer engaged in the merchant banking business, other than in connection with the businesses in which its operating subsidiaries or associated companies are engaged. The Purchaser's principal executive offices are located at 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

     The name, citizenship, business address, present principal occupation, and material positions held during the past five years of each of the directors and executive officers of the Purchaser are set forth in "Schedule I -- Directors and Executive Officers of the Purchaser" to this Offer to Purchase which is incorporated herein by reference.

     The Purchaser is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Purchaser's directors and officers, their remuneration, stock options granted to them, the principal holders of the Purchaser's securities, any material interests of such persons in transactions with the Purchaser and other matters is required to be disclosed in proxy statements distributed to the Purchaser's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in Seven World Trade Center, Suite 1300, New York, New York. Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at Room 1024, Judiciary Plaza, Washington, D.C. 20549. Such information may also be obtained from the New York Stock Exchange, 20 Broad Street, New York, New York.

     On July 22, 1996, the Purchaser agreed to a settlement of a claim by the Commission arising from the Purchaser's sale of a small portion of its holdings in the stock of ShowBiz Pizza Time, Inc. ("ShowBiz") during a four- day period in June 1993. These and other similar sales were made by the Purchaser pursuant to a pre-planned, long-term selling program begun in December 1992. The Commission asserted that some, but not all, of the Purchaser's June 1993 sales were improper because, before the sales program was completed, the Purchaser is alleged to have received nonpublic information about ShowBiz. In connection with the settlement, the Purchaser agreed to contribute approximately $953,000, representing the loss that the Commission alleged the Purchaser avoided by selling during the four-day period, plus interest of $240,000. The Purchaser also agreed to be subject to an injunction against any future violations of certain federal securities laws. In addition, the Commission alleged that Anthony J. Gumbiner failed to take appropriate action to discontinue the Purchaser's sales of the ShowBiz shares during the four days in question. Mr. Gumbiner did not directly conduct the sales, nor did he sell any shares for his own account or for the account of any trust for which he has the power to designate the trustee. Although the sales were made solely by the Purchaser, the Commission assessed a civil penalty of $477,000 against Mr. Gumbiner, as a "control person" for the Purchaser. Mr. Gumbiner, however, is not subject to any separate injunction concerning his future personal activities. As provided in the settlement, neither the Purchaser nor Mr. Gumbiner admits or denies the allegations made by the Commission, and both entered into the settlement to avoid the extraordinary time and expense that would be involved in protracted litigation with the government.

         Share Ownership Information.

     The Purchaser currently owns 633,917 Shares, or approximately 81.6% of the issued and outstanding Shares. In addition, the following table sets forth the number of Shares beneficially owned as of October 8, 1996 by the persons listed in "Schedule I -- Directors and Executive Officers of the Purchaser" to this Offer to Purchase and any other associate or majority-owned subsidiary of the Purchaser or any of the persons so listed. Mr. Guzzetti has indicated that he intends to tender such Shares into the Offer.

                                                      Amount
Name of Beneficial Owner                        Beneficially Owned

William L. Guzzetti                                     285

     Except as elsewhere set forth in this Offer to Purchase: (i) neither the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed in "Schedule I -- Directors and Executive Officers of the Purchaser" hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days; (iii) neither the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed in "Schedule I -- Directors and Executive Officers of the Purchaser" hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations; (iv) there have been no contacts, negotiations or transactions since January 1, 1993 between the Purchaser, or, to the knowledge of the Purchaser, any of the persons listed in "Schedule I -- Directors and Executive Officers of the Purchaser" hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Company; and (v) neither the Purchaser, nor, to the best knowledge of the Purchaser, any of the persons listed in "Schedule I -- Directors and Executive Officers of the Purchaser" hereto, has since January 1, 1993 had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer. References herein to the subsidiaries or affiliates of the Purchaser do not include the Company and its subsidiaries.

         Share Repurchases.

     During the period from January 1, 1994 to the date of this Offer to Purchase, the Purchaser purchased an aggregate of 37,312 Shares for a total consideration of $615,621, with per Share prices ranging from $15.00 to $16.50 and the Company has purchased an aggregate of 163,912 Shares for a total consideration of $2,388,335, with per share prices ranging from $11.36 to $21.50 (assuming that certain purchases of shares of the Company's Series D preferred stock are treated on an as-converted basis). The average purchase price paid during each quarterly period since January 1, 1994 is as follows:


                                                 Average Purchase
Fiscal Year Ending                                  Price Paid

December 31, 1994
   First Quarter..............................                 $   na
   Second Quarter.............................                     na
   Third Quarter..............................                     na
   Fourth Quarter.............................                     na
December 31, 1995
   First Quarter..............................                 $  11.36
   Second Quarter.............................                    11.475
   Third Quarter..............................                    21.50
   Fourth Quarter.............................                    16.50
December 31, 1996
   First Quarter..............................               $     na
   Second Quarter.............................                    10.50
   Third Quarter..............................                     na


     In addition, in October 1994, the Purchaser exchanged 356,000 Shares for the same number of shares of Series E preferred stock ("Series E Stock") of the Company that had rights identical to the Shares except that the Series E Stock had no rights to vote in the election of directors. In December 1995, the Purchaser converted all of its Series E Stock into the same number of Shares, as permitted by the terms of the Series E Stock.

10.      CONTACTS WITH THE COMPANY; CONTRACTS AND ARRANGEMENTS.

         Directors of the Company.

     The Board of Directors of the Company currently consists of six members, three of whom are officers or directors of the Purchaser or the Company. The
Purchaser currently has, and following the Offer will continue to have, the ability to elect the entire Board of Directors of the Company.

     The members of the Company's Board of Directors are as follows:

     Anthony J. Gumbiner, 51, has served as a director and as Chairman of the Board and Chief Executive Officer of the Company since May 1984 and February 1987, respectively. He has also served as Chairman of the Board of Directors of the Purchaser since 1981 and as Chief Operating Officer of the Purchaser since April 1984. Mr. Gumbiner has also served as Chairman of the Board of Directors and as a director of Hallwood Holdings S.A., a Luxembourg real estate investment company, since March 1984 and as a director of ShowBiz Pizza Time, Inc., a company primarily engaged in the restaurant business, since September 1988. He has been a director of Hallwood Consolidated Resources Corporation ("HCRC") since June 1992 and a director of Hallwood Realty Corporation ("Hallwood Realty"), which is the general partner of Hallwood Realty Partners, L.P., since November 1990. He is a Solicitor of the Supreme Court of Judicature of England.

     William L. Guzzetti, 52, has been President, Chief Operating Officer and a director of the Company since February 1985. Mr. Guzzetti joined the Company in February 1976 as Vice President, Secretary and General Counsel and served in these positions until November 1980. He served as Senior Vice President, Secretary and General Counsel from November 1980 until February 1985, when he assumed his current office. Mr. Guzzetti is also an Executive Vice President of the Purchaser. He is a director and President of Hallwood Realty. He is a director and President of HCRC.

     Brian M. Troup, 49, has served as a director of the Company since May 1984. He has been President and Chief Operating Officer of the Purchaser since April 1986, and he is a director. He is a director of Hallwood Holdings S.A. and a director of ShowBiz Pizza Time, Inc. He is also a director of HCRC and Hallwood Realty. He is an associate of the Institute of Bankers in Scotland and a member of the Society of Investment Analysts in the United Kingdom.

     Hans-Peter Holinger, 53, is a citizen of Switzerland. He served as Managing Director of Interallianz Bank Zurich A.G. from 1977 to February 1993. Since February 1993, he has been the majority owner of Holinger Asset Management AG, Zurich.

     Rex A. Sebastian, 66, has served as a director of the Company since January 1993. Mr. Sebastian is a member of the Board of Directors of Ferro Corporation. Mr. Sebastian served as Senior Vice President--Operations of Dresser Industries, Inc. from January 1975 until his retirement in July 1985. He joined Dresser in 1966. Mr. Sebastian is now a private investor.

     Nathan C. Collins, 61, was appointed a director of the Company in March 1995. From March 1, 1995 to March 1, 1996, he was President, Chief Executive Officer and a director of Flemington National Bank & Trust Co. in Flemington, New Jersey. From November 1987 until December 1994, he was Chairman of the Board of Directors, President and Chief Executive Officer of BancTexas Group Inc. He began his banking career in August 1964 with the Valley National Bank in Phoenix, Arizona and held various positions there, finally becoming Executive Vice President, Senior Credit Officer and Manager of the Asset/Liability Group of the bank. Mr. Collins is now a private investor.

     Contracts and Agreements.

     The Company, the Purchaser and their affiliates have a number of financial, operating and other arrangements and have engaged in certain intercompany transactions believed to be mutually beneficial. These arrangements include those set forth below. Copies of the Agreements referred to below required to be filed as exhibits to the Schedule 13E-3 and the Schedule 14D-1 are so filed and are available in the same manner as that described in "SPECIAL FACTORS-5. Background of the Offer and the Merger," and the following summaries are qualified in their entirety by reference to the copies of such agreements.

     Hallwood Petroleum, Inc., a subsidiary of HEP, has a financial consulting agreement with the Purchaser pursuant to which the Purchaser furnishes consulting and advisory services to the Company and HEP and their affiliates. Under the terms of the financial consulting agreement, HPI is obligated to pay the Purchaser annual payments of $300,000 beginning June 30, 1993, and the Purchaser is obligated to furnish consulting and advisory services to HPI, HEP and their affiliates through June 30, 1997. Since 1994, the consulting services have been provided by HSC Financial Corporation, through the services of Mr. Gumbiner and Mr. Troup, and the Purchaser paid the annual fee it received to HSC Financial. Of the $300,000 fee paid in 1994, approximately $7,000 was paid by the Company, $166,000 was paid by HEP and the remainder was paid by other affiliates of the Company. Of the $300,000 fee paid in 1995, approximately $9,160 was paid by the Company, $156,000 was paid by HEP and the remainder was paid by other affiliates of the Company. The fee paid in 1996 has not yet been allocated, but management of the Company believes that the allocation for 1996 will be similar to that for 1994 and 1995.

     The Company and HEP reimburse the Purchaser for expenses incurred on behalf of the Company and HEP. In 1993, the Company reimbursed the Purchaser approximately $13,000, and HEP reimbursed the Purchaser approximately $303,000. In 1994, the Company reimbursed the Purchaser approximately $14,000, and HEP reimbursed the Purchaser approximately $330,000. In 1995, the Company reimbursed the Purchaser approximately $19,000, and HEP reimbursed the Purchaser approximately $369,000. No reimbursements have been made for 1996, but management of the Company believes that reimbursements for 1996 will be similar to those for 1993, 1994 and 1995.

     Anthony J. Gumbiner, Chairman of the Board of the Company, is also Chairman of the Board of the Purchaser and William L. Guzzetti, President of the Company, is also Executive Vice President of the Purchaser. In their capacities with the Company, Messrs. Gumbiner and Guzzetti receive compensation from the Company. The following table sets forth cash compensation paid to Messrs. Gumbiner and Guzzetti during 1995, 1994 and 1993. Total compensation for 1996 has not yet been determined.

                                                         LTIP          401(k)
                           Year      Salary      Bonus  Payouts   Contributions
                           ----    -----------  ------  -------  --------------
   Anthony J. Gumbiner     1995    $250,000(a) $     0  $    0       $    0
                           1994     125,000          0       0            0
                           1993      -0-             0       0            0

   William L. Guzzetti     1995    $204,412    $75,000  $    0       $6,004
                           1994     200,240     72,800   9,449        6,004
                           1993     200,240     65,000   5,227        6,004

---------

(a) Effective August 1, 1994, Mr. Gumbiner has a Compensation Agreement with HPI pursuant to which HPI pays Mr. Gumbiner $250,000 per year. The Compensation Agreement continues in effect until terminated by either party on not less than six months' notice.

     During 1995, 1994 and 1993, Messrs. Gumbiner and Guzzetti also received awards of performance units under a Domestic Incentive Plan and an International Incentive Plan for the Company and its affiliated entities. The value of awards under each plan depends primarily on success in drilling, completing and achieving production from new wells each year and from certain recompletions and enhancements of existing wells. The amounts shown below are aggregate awards under the plans for the Company, HEP and their affiliates.


                                          Number            Estimated Future
                              Year       Of Units               Payouts
                              ----       --------           ----------------

  Anthony J. Gumbiner         1995         .30               $      0(b)
                              1994           0                      0
                              1993           0                      0

  William L. Guzzetti         1995         .15               $ 41,939(a)
                                           .10                      0(b)
                              1994         .15                 11,364(a)
                                           .22                      0(b)
                              1993         .1425               16,084(a)
-------------

(a) This amount represents an award under the Domestic Incentive Plan. There are no minimum, maximum or target amounts payable under the Domestic Incentive Plan. Payments under the awards will be equal to the indicated percentage of plan net cash flow from certain wells for the first five years after an award and, in the sixth year, the indicated percentage of 80% (40% for 1993 awards) of the remaining net present value of estimated future production from the wells. The amounts shown above are estimates based on estimated reserve quantities and future prices. Because of the uncertainties inherent in estimating quantities of reserves and prices, it is not possible to predict cash flow or remaining net present value of estimated future production with any degree of certainty.

(b) This amount represents an award under the International Incentive Plan. There are no minimum, maximum or target amounts payable under the International Incentive Plan. Payments under the awards will be equal to the indicated percentage of gross revenues, net of costs of transportation and marketing, from international projects. No proved reserves attributable to international projects have been recorded, so the current estimated future payout for the 1995 awards is $0.

     In addition, HEP and HCRC awarded options to certain persons who serve as directors or officers of the Company and HCRC, including Messrs. Gumbiner and Guzzetti. See "THE OFFER -- 8. Certain Information Concerning the Company."

11.      THE MERGER AGREEMENT; APPRAISAL RIGHTS.

         The Merger.

     The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of certain other conditions, the Company will be merged into the Purchaser. Because the Purchaser currently owns a majority of the outstanding Shares, the Purchaser will have the vote necessary under Texas law to approve the Merger. Under Delaware and Texas law, if the Purchaser owns at least 90% of the outstanding Shares, which would be the case if the Minimum Tender Condition is satisfied, the Merger may be effected without the vote of the Company's or the Purchaser's stockholders. Following consummation of the Merger, the Purchaser will continue as the surviving corporation in the Merger ("Surviving Corporation") and the directors of the Company who are not also directors of the Purchaser will remain as advisory directors to the board of the Purchaser.

     At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser, the Company or any direct or indirect subsidiary of the Purchaser or the Company or Shares ("Dissenting Shares") held by stockholders of the Company who have properly exercised their appraisal rights in accordance with Art. 5 of the TBCA) will be converted into the right to receive, without interest, an amount in cash ("Merger Consideration") equal to the Offer Price.

     The Merger Agreement provides that the Dissenting Shares will not be converted into or represent the right to receive the Merger Consideration. Holders of such Shares will be entitled to receive payment of the "fair value" of such Shares held by them in accordance with the provisions of Art. 5 of the TBCA, except that all Dissenting Shares held by stockholders who fail to perfect or who effectively withdraw or lose their rights to dissent will thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration, upon surrender of the certificate or certificates that formerly evidenced such Shares.

     The Merger Agreement provides that the Purchaser shall make available or cause to be made available to the paying agent appointed by the Purchaser with the Company's prior approval ("Paying Agent") amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments described above to holders of Shares issued and outstanding immediately prior to the Effective Time. Promptly after the Effective Time, the Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the funds deposited with the Paying Agent for such purpose. One hundred and twenty days following the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent which have not been disbursed to holders of certificates formerly representing Shares outstanding at the Effective Time, and thereafter such holders shall be entitled to look to the Surviving Corporation only as general creditors thereof with respect to the cash payable under due surrender of their certificates. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of cash for Shares.

     Conditions to Certain Obligations. The obligations of the Company and the Purchaser to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the purchase by the Purchaser (or one or more affiliates of the Purchaser) of Shares pursuant to the Offer, (ii) to the extent required by applicable law, the receipt of stockholder approval of the Merger and the Merger Agreement, (iii) there being no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental, regulatory or administrative authority, agency, tribunate, commission or other entity, domestic, international or foreign (a "Governmental Entity"), or any court which is in effect and prohibits consummation of the Merger, and (iv) the Minimum Tender Condition shall have been satisfied and none of the events described in "THE OFFER -- 13. Certain Conditions of the Offer" shall have occurred.

     Termination. According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company, by the mutual consent of the Purchaser and the Company, by action of their respective Boards of Directors. In addition, the Merger Agreement may be terminated by action of the Board of Directors of either the Purchaser or the Company if (i) the Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; provided, in the case of termination of the Merger Agreement by the Purchaser, such termination of the Offer is not in violation of the terms of the Offer or (ii) without fault of the terminating party, the Merger shall not have been consummated by December 31, 1996, whether or not such date is before or after any approval by the stockholders of the Company of the Merger and the Merger Agreement. The Merger Agreement may be terminated by the Purchaser at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company, by the action of the board of directors of the Purchaser, if (i) the Company shall have failed to comply in any material respect with any of the covenants and agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to such date of termination or (ii) the Board of Directors of the Company or those directors of the Company who are not officers of the Purchaser or the Company or any affiliate of either of them ("Independent Directors") shall have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors of the Company or the Independent Directors, upon request by the Purchaser, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing. The Merger Agreement may be terminated at any time prior to the Effective Time, before or after any approval by the stockholders of the Company, by action of the Board of Directors of the Company, if the Purchaser shall (i) have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Purchaser at or prior to such date of termination or (ii) shall have failed to commence the Offer within the time required by the Merger Agreement.

     Subject to the applicable provisions of the DGCL and the TBCA, the Merger Agreement may be amended by action taken by the Company and the Purchaser at any time prior to the Effective Time.

     Certain Covenants of the Parties. The Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of the Company, decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought or change the conditions to the Offer. Also, the Purchaser shall not terminate or withdraw the Offer or extend the Expiration Date unless at the Expiration Date the conditions set forth in "THE OFFER -- 13. Certain Conditions of the Offer" have not been satisfied or waived.

     The Merger Agreement provides that the Purchaser shall maintain the Purchaser's existing officers and directors' liability insurance or equivalent liability insurance ("D&O Insurance"), which provides coverage for the Company's officers and directors, for a period of six years after the Effective Time so long as the annual premium therefore is not in excess of 125% of the last annual premium paid prior to the date hereof ("Current Premium"); provided, however,
(a) if the Purchaser determines that it is unable to maintain the existing or equivalent D&O Insurance that includes coverage for those persons who are directors and officers of the Company as of the Effective Time, for a premium not in excess of 125% of the Current Premium, but maintains D&O Insurance for persons who are directors and officers of the Purchaser, then, for the six-year period after the Effective Time, the Purchaser will provide D&O Insurance for those persons who are currently directors and officers of the Company on the same basis as the Purchaser maintains D&O Insurance for persons who are then directors and officers of the Purchaser, and (b) if the existing D&O Insurance expires, is terminated or is canceled during such six year period, the Purchaser will use its reasonable best efforts to obtain D&O Insurance providing for such period at least $2,000,000 of coverage for those persons who are directors or officers of the Company at the Effective Time. In lieu of the insurance arrangement referred to above, the Purchaser may, on or before the expiration of the Offer, enter into alternative insurance arrangements, provided that such arrangements are approved by each of the individuals who are Independent Directors at any time from the date of the Merger Agreement through the Effective Time. The Merger Agreement also provides that, from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present and former director and/or officer of the Company, determined as of the Effective Time ("Indemnified Parties") who is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company or any subsidiary of the Company prior to the Effective Time and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to the Effective Time ("Claim") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement pursuant to the provisions of the Merger Agreement described in the next succeeding paragraph, losses, claims, damages or liabilities (collectively, "Costs") reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Texas law. The Merger Agreement further provides that the Surviving Corporation and the Purchaser shall also advance expenses (including attorneys' fees), as incurred by the Indemnified Party to the fullest extent permitted under applicable law provided such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

     Pursuant to the Merger Agreement, upon learning of any Claim described in the preceding paragraph, such Indemnified Party shall promptly notify the Surviving Corporation thereof. In the event of any such Claim (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation shall be obligated pursuant to the Merger Agreement to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent will not have been unreasonably withheld; and provided further that the Surviving Corporation shall not have any obligation under the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits, with any aspect of "fault" otherwise allocable to the Company being allocable to the Surviving Corporation.

     The Merger Agreement further provides that if a claim for indemnification or advancement under the Merger Agreement is not paid in full by the Surviving Corporation within thirty days after a written claim therefor has been received by the Surviving Corporation, the Indemnified Party may any time thereafter bring suit against the Surviving Corporation or the Purchaser to recover the unpaid amount of the claim and, if successful in whole or in part, the Indemnified Party shall be entitled to be paid also the expense of prosecuting such claims. Under the terms of the Merger Agreement, neither the failure of the Surviving Corporation or the Purchaser (including their Boards of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Surviving Corporation or the Purchaser (including their boards of directors, independent legal counsel, or stockholders) that the Indemnified Party has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the Indemnified Party has not met the applicable standard of conduct.

     The Merger Agreement also provides that no amendment to the Certificate of Incorporation or By-laws of the Surviving Corporation shall reduce in any way adversely affect any then existing right of any director or officer (or former director or officer) to be indemnified with respect to acts, omissions or events occurring prior to the Effective Time.

     In the Merger Agreement, the Company has agreed that its Board of Directors and a majority of the Independent Directors will recommend acceptance of the Offer to the Company's stockholders and will file with the Commission contemporaneously with the commencement of the Offer, and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the unanimous recommendation of the Company's Board of Directors and the Independent Directors that the Company's stockholders accept the Offer. The


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


Merger Agreement also provides that if the Company's Board of Directors determines that its fiduciary duties require it to amend or withdraw its recommendation, such amendment or withdrawal shall not constitute a breach of the Merger Agreement.

     The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1 and to the Schedule 13E-3 and may be obtained in the manner described in "THE OFFER -- 8. Certain Information Concerning the Company." The foregoing description of the Merger Agreement is qualified in its entirety by reference to that document.

     If the Minimum Tender Condition is satisfied, the Purchaser will hold 90% or more of the outstanding Shares, and the Purchaser intends to effect the Merger without a vote of the Company's stockholders pursuant to the "short-form" merger provisions of the TBCA. As the Purchaser already owns 633,917 of the 777,126 total outstanding Shares, assuming no additional Shares are issued after October 8, 1996, the Purchaser will need to purchase pursuant to its Offer a minimum of 71,605 of the Shares in order to satisfy the Minimum Tender Condition. However, if the Purchaser, with the consent of the Special Committee, were to waive the Minimum Tender Condition, and the Purchaser were to hold less than 90% of the outstanding Shares, then the Merger would have to be approved by the Company's Board of Directors and by the Company's stockholders. Under the TBCA and the Company's Articles of Incorporation, the vote of the holders of a majority of the outstanding Shares would be required to approve the Merger under such circumstances. Since the Purchaser currently owns more than a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholders of the Company, and the Purchaser intends to do so.

         Appraisal Rights.

     Holders of Shares do not have appraisal rights as a result of the Offer. After the Offer is consummated, the Purchaser anticipates that the Shares will cease to be quoted on the OTC Bulletin Board. In connection with the Merger, even if the Merger is consummated pursuant to the short-form merger provisions discussed above, holders of the Shares will have certain rights under the TBCA to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash, plus a payment in cash of a fair rate of interest from the date of consummation of the Merger, to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares would take into account all relevant factors and could, accordingly, be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares, asset values, earning capacity and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. The costs of appraisal litigation (including fees of counsel and experts retained by the parties) will be taxed upon the parties, or either of them, in such manner as appears equitable to the court. See "Schedule II -- Appraisal Rights of Dissenting Stockholders under Texas Law" attached hereto for a summary of appraisal rights under the TBCA.

     The Purchaser does not intend to object, assuming the proper procedures are followed, to the exercise by any other stockholder of such stockholder's appraisal rights, even if the Shares are not quoted on the OTC Bulletin Board prior to the consummation of the Merger. However, the Purchaser intends to argue in any appraisal proceeding that, for the purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY
STOCKHOLDERS   DESIRING  TO  EXERCISE  ANY  AVAILABLE  DISSENTERS'  RIGHTS.  THE
PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF TEXAS LAW.

         Plans for the Company.

     Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted.

12.      SOURCE AND AMOUNT OF FUNDS.

     The Purchaser estimates that the total amount of funds required to purchase 100% of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $3,000,000. See "THE OFFER --
16. Fees and Expenses" for additional information as to the fees and expenses payable by the Purchaser. The Purchaser will obtain these funds from existing working capital and from the existing working capital of the Company subsequent to the Merger.

13.      CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Purchaser shall not be obligated to accept for payment any Shares or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or payment for, any tendered Shares (i) unless the Minimum Tender Condition shall have been satisfied or, with the consent of the Special Committee, waived, or (ii) if on or after October 9, 1996, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

     (a) there shall be any statute, rule, regulation, judgment, injunction or other order, enacted, promulgated, entered, enforced or deemed applicable to the Offer or the Merger or any other action shall have been taken by any Governmental Entity, or any other person, domestic, supranational or foreign (i) challenging the legality of the acquisition by the Purchaser of the Shares; (ii) restraining, delaying or prohibiting the making or consummation of the Offer or the Merger or obtaining from the Company or the Purchaser any damages in connection therewith; (iii) relating to assets of, or prohibiting or limiting the ownership or operation by the Purchaser of all or any portion of the business or assets of, the Company or the Purchaser (including the business or assets of their respective affiliates and subsidiaries) or imposing any limitation on the ability of the Purchaser to conduct such business or own such assets; (iv) imposing limitations on the ability of the Purchaser (or any affiliate of the Purchaser) to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company or (v) having a substantial likelihood of any of the foregoing;

     (b) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

     (c) the Company shall have breached or failed to perform in any material respect any of its covenants, obligations or agreements under the Merger Agreement or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

     (d) any change, including, without limitation, any change arising out of or related to any natural disaster shall have occurred or been threatened or become known (or any condition, event or development shall have occurred or been threatened or become known involving a prospective change) in the business, properties, assets, liabilities, condition (financial or otherwise), or results of operations of the Company or any of its subsidiaries that could reasonably be expected to be materially adverse to the Company and its subsidiaries taken as a whole;

     (e)  all  consents,  registrations,   approvals,  permits,  authorizations,
notices, reports or other filings required to be made or obtained by the Company, the Purchaser or any stockholder of the Purchaser with or from any

Governmental Entity or any bank or lender to the Company in connection with the Offer and the Merger shall not have been made or obtained except where the failure to make or to obtain, as the case may be, such consents, registrations, approvals, permits, authorizations, notices, reports or other filings could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of the Company and its subsidiaries taken as a whole;

     (f) the Special Committee shall have adversely amended or modified or shall have withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation upon request by the Purchaser, or shall have resolved to do any of the foregoing; or

     (g) the Merger Agreement shall have been terminated in accordance with its terms or the Purchaser shall have reached an agreement or understanding with the Special Committee providing for termination of the Offer which, in the reasonable judgment of the Purchaser with respect to each and every matter referred to above, and regardless of the circumstances (including any action or inaction by the Purchaser or any affiliate of the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances (including any action or inaction by the Purchaser or any affiliate of the Purchaser ) giving rise to any such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described above will be final and binding on all holders of the Shares.

14.      DIVIDENDS AND DISTRIBUTIONS.

     If, on or after the date hereof, the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire Shares or otherwise cause a reduction in the number of outstanding Shares, (c) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or (d) disclose that it has taken any such action, then without prejudice to the Purchaser's rights under the provisions of "THE OFFER -- 13. Certain Conditions of the Offer," the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer and Merger consideration and other terms of the Offer and Merger, including, without limitation, the number or type of securities offered to be purchased.

     If, on or after the date hereof, the Company should declare or pay any cash dividend on the Shares or make any other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to the name of the Purchaser or its nominees or transferees on the Company's stock transfer records, then, subject to the provisions of "THE OFFER -- 13. Certain Conditions of the Offer" above, (a) the price payable by the Purchaser pursuant to the Offer and Merger may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or distribution or (b) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance proceeds or rights and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

15.      CERTAIN LEGAL MATTERS.

         General.

     Except for the approval of any bank or lender to the Company or as otherwise disclosed herein, the Purchaser is not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or by the Merger or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer or by the Merger. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions or that adverse consequences might not result to the Company's or the Purchaser's business or that certain parts of the Company's or the Purchaser's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "THE OFFER -- 13. Certain Conditions of the Offer."

         State Takeover Laws.

     A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of "Control Shares" (shares representing ownership in excess of certain voting power thresholds, e.g. 20%, 33 1/3% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.

     The Purchaser has not currently complied with any state takeover laws. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that one or more state takeover laws applies to the Offer or the Merger and it is not determined by an appropriate court that such act or acts do not apply or are invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser might not be obligated to accept for payment any Shares tendered.

16.      FEES AND EXPENSES.

     The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer and the Merger pursuant to an agreement between the Purchaser and the Depositary, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

     In addition to the fees set forth above, the Purchaser has paid, or will be responsible for paying, the following approximate fees and expenses: filing fees $559; legal fees and expenses $75,000 and printing and miscellaneous $27,100.

17.      MISCELLANEOUS.

     The Offer is made solely by the Offer to Purchase and the Letter of Transmittal and any amendments or supplements thereto. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

     To the extent the Purchaser becomes aware of any law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer.

     In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     The Purchaser has filed with the Commission a Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, and a Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth in "THE OFFER -- 8. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                         THE HALLWOOD GROUP INCORPORATED

October 15, 1996.

                                   SCHEDULE I
                DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Each such person is a citizen of the United States, unless otherwise indicated. Unless otherwise indicated, the address of each such person is 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

     Brian M. Troup, age 49, has served as President and Chief Operating Officer of the Purchaser since April 1986. He has also served as Finance Director of Anglo Metropolitan Holdings, plc, a real estate holding company located in the United Kingdom, since 1979; as a director of Hallwood Holdings S.A. ("HHSA") (formerly Stanwick International Corporation S.A.), a corporation engaged in the real estate business, since March 1984; as a director of the Company, which serves as the general partner of Hallwood Energy Partners, L.P. ("HEP") since May 1994; as a director of ShowBiz Pizza Time, Inc., a corporation engaged in the restaurant business and an affiliate of the Purchaser ("ShowBiz"), since September 1988; as a director of Hallwood Realty Corporation ("Hallwood Realty"), which is a wholly-owned subsidiary of the Purchaser and serves as the general partner of Hallwood Realty Partners, L.P. ("HRP"), since 1990; and as a director of Hallwood Consolidated Resources Corporation ("HCRC") since 1992. He is an associate of the Institute of Bankers in Scotland and a member of the Society of Investment Analysts in the United Kingdom. Mr. Troup also served as a director of Alliance Bancorporation, a bank holding company ("Alliance"), from February 1988 until its liquidation in February 1994. Mr. Troup is a citizen of the United Kingdom.

     Anthony J. Gumbiner, age 51, has served as Chairman of the Board of Directors of the Purchaser since 1981 and Chief Executive Officer of the Purchaser since 1984. He has also served as Chairman of the Board of Directors and Chief Executive Officer of the Company since May 1984 and February 1987, respectively; as a director of HHSA, since March 1984; as a director of ShowBiz since September 1988; as a director of Hallwood Realty since November 1990 and as a director of HCRC since 1992. Mr. Gumbiner is also a solicitor of the Supreme Court of Judicature of England. Mr. Gumbiner is a citizen of the United Kingdom.

     Robert L. Lynch, age 78, has served as Vice Chairman of the Purchaser since May 1984. He is Chairman of the Board and Chief Executive Officer of Perpetual Storage, Inc., a corporation engaged in underground storage and maintenance of business and personal records and in micrographic services. Mr. Lynch has served as a director of Perpetual Storage, Inc. since 1969 and as a director of ShowBiz since September 1988.

     Charles A. Crocco, Jr., age 57, a shareholder in Crocco & DeMaio, P.C., attorneys at law, is Chairman of the Purchaser's Compensation Committee. He has also served as a director of First Banks America, Inc. (formerly BancTEXAS Group, Inc.), a bank holding company, since April 1988; and as a director of ShowBiz since September 1988.

     J. Thomas Talbot, age 59, is currently Chairman of the Purchaser's Audit Committee. He has been a partner of Shaw & Talbot, a commercial real estate investment and development company, since 1975, and of Pacific Management Group, an asset management firm, since 1986, and is the owner of The Talbot Company. Mr. Talbot served as Chairman of the Board and Chief Executive Officer of HAL, Inc., an airline holding company; and as Chairman of the Board and Chief Executive Officer of both Hawaiian Airlines, Inc., a commercial airline, and West Maui Airport between 1989 and July 1991. He was founder and served as Chairman of the Board of Jet America Airlines between 1980 and 1986. He has served as a director of Fidelity National Financial, Inc. since December 1990; and as a director of ShowBiz since September 1988. He has also served as a director of Hemetter Enterprises, Inc. since May 1993; as a director of The Baldwin Company since June 1993; and as a director of Koll Real Estate Group (formerly Bolsa Chica Company) since August 1993. In addition, Mr. Talbot served as a director of Alliance, from April 1988 until its liquidation, and as Chairman and Chief Executive Officer of Alliance from August 1992 until its liquidation.

     In addition to certain directors of the Purchaser who serve as executive officers, the following individuals also serve as executive officers of the
Purchaser:

     William L. Guzzetti, age 52, has served as Executive Vice President of the Purchaser since October 1989. Mr. Guzzetti has served as President, Chief Operating Officer and a Director of the Company since February 1985 and as President, Chief Operating Officer and a Director of HCRC since May 1991. Prior to that, Mr. Guzzetti served as Senior Vice President, Secretary and General Counsel of the Company from November 1980 until February 1985. Since November 1990 and May 1991, Mr. Guzzetti has served as the President, Chief Operating Officer and a Director of Hallwood Realty.

     Melvin J. Melle, age 53, has served as Vice President and Chief Financial Officer of the Purchaser since December 1984 and as Secretary of the Purchaser since October 1987. Mr. Melle served as Assistant Secretary of the Purchaser from December 1984 to October 1987. Mr. Melle had served as Secretary and Principal Financial and Accounting Officer of Alliance from April 1989 until its liquidation in February 1994. From June 1980 though June 1986, Mr. Melle served as Chief Financial Officer of The Twenty Seven Trust. Mr. Melle is a member of the American Institute of Certified Public Accountants and of the Ohio Society of Certified Public Accountants.

                                   SCHEDULE II
                   APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS
                                 UNDER TEXAS LAW

     In connection with the Merger, a stockholder may have the right to dissent from the Merger and, in lieu of receiving $19.50 net in cash per Share, to seek the "fair value" of all of such stockholder's Shares, as determined in accordance with the applicable provisions of the Texas Business Corporation Act ("TBCA"). In order to perfect such appraisal rights, a stockholder is required to follow the procedures set forth in Art. 5 of the TBCA, as summarized below. The following discussion of the provisions of Art. 5 is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of that article. A STOCKHOLDER DESIRING TO DISSENT FROM THE MERGER MUST STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN ART. 5 OF THE TBCA. FAILURE TO FOLLOW ANY SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER ART. 5 OF THE TBCA.

     Any stockholder of the Company may elect to dissent from the Merger with respect to all of the Shares registered in such stockholder's name. If the Merger is consummated pursuant to a stockholder vote, a stockholder who votes in favor of the Merger, whether in person or by proxy, shall waive such stockholder's appraisal rights. However, a stockholder is not required to vote against the Merger in order to qualify to exercise appraisal rights.

     If the Merger is to be consummated pursuant to a stockholder vote, the Company, not less than 20 days prior to the meeting of stockholders, shall notify each of its stockholders who was such on the record date for such meeting of the date and purpose of such meeting. Any stockholder desiring to exercise appraisal rights must deliver to the Company, before the taking of the vote on the proposed Merger, a written notice objecting to the Merger and setting out that the stockholder's right to dissent will be exercised if the action becomes effective. Such notice must inform the Company of the identity and address of the stockholder. Within ten (10) days after the effective date of such Merger, the surviving or resulting corporation must notify each stockholder who has complied with Art. 5.12 of the TBCA and has not voted in favor of or consented to the Merger at the date that the Merger has become effective. Any stockholder desiring to exercise their appraisal rights must make written demand of such on the surviving or resulting corporation within ten (10) days from the delivery or mailing of the Company's notice of the effectiveness of such Merger. The notice shall state the fair value of the Shares as estimated by the stockholder.

     FAILURE TO MAKE A WRITTEN DEMAND WILL CONSTITUTE A WAIVER OF THE STOCKHOLDER'S APPRAISAL RIGHTS.

     If the Merger is consummated pursuant to Art. 5.16 of the TBCA without a stockholder vote, because the Purchaser then owns more than 90% of the outstanding Shares, the surviving or resulting corporation, within ten (10) days of the effective date of the Merger, must notify each stockholder of the Company of the effective date of such Merger and mail to each stockholder a copy of the articles of merger. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder, at such stockholder's address as it appears on the records of the Company. Any stockholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice and copy of the articles of merger, demand in writing from the surviving or resulting corporation the payment of the fair value of the stockholder's Shares. The demand must inform the surviving or resulting corporation of the identity of the stockholder, state the number and class of all Shares owned by the stockholder, and the fair value of the Shares as estimated by the stockholder. Upon receiving a demand for payment from any dissenting stockholder, the surviving or resulting corporation must make an appropriate notation thereof in its stockholder records. Within twenty (20) days after demanding payment for Shares in accordance with Article 5.16 of the TBCA, each stockholder so demanding payment and holding Shares in certificate form shall submit the certificates to the surviving or resulting corporation for notation thereon that such demand has been made. THE FAILURE OF HOLDERS OF CERTIFICATED SHARES TO DO SO WILL, AT THE OPTION OF THE SURVIVING OR RESULTING CORPORATION, TERMINATE THE SHAREHOLDERS' RIGHTS UNDER ARTICLE 5.16 OF THE TBCA UNLESS A COURT OF COMPETENT JURISDICTION FOR GOOD AND SUFFICIENT CAUSE DIRECTS OTHERWISE.


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     Within  ten  (10)  days  after   receipt  by  the  surviving  or  resulting
corporation of the demand for payment by the dissenting stockholder of the fair value of the Shares, the surviving or resulting corporation must deliver or mail to the dissenting stockholder written notice either accepting the amount claimed in the demand and agreeing to pay such amount within ninety (90) days after the date of the Merger and upon surrendering the Share certificates duly endorsed, or shall contain an estimate by the surviving or resulting corporation of the fair value of the Shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the Merger was effective, upon receipt of notice from the stockholder within sixty (60) days after that date that the stockholder agrees to accept that amount. If within sixty (60) days after the date on which the Merger was effective, the value of the Shares is agreed upon between the dissenting stockholder and the surviving or resulting corporation, payment for the Shares must be made within ninety (90) days after the date on which the Merger was effective. Upon payment of the agreed value, the dissenting stockholder shall cease to have any interest in such Shares or the surviving or resulting corporation.

     FAILURE TO MAKE SUCH WRITTEN DEMAND WILL CONSTITUTE A WAIVER OF THE STOCKHOLDER'S APPRAISAL RIGHTS.

     The written demand for appraisal must be made by or for the holder of record of Shares registered in the holder's name. Accordingly, the demand should be executed by or for the stockholder of record, fully and correctly, as the stockholder's name appears on the stockholder's stock certificates. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity and if the stock is owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including one or two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand he is acting as agent for the record owner.

     Within one hundred and twenty (120) days after the day of the effective date of the Merger, any stockholder who has satisfied the foregoing conditions and who is otherwise entitled to appraisal rights under Art. 5.16 of the TBCA, may file a petition in a court of competent jurisdiction demanding a determination of the value of the Shares held by all stockholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their Shares. Stockholders seeking to exercise appraisal rights should not assume that the surviving or resulting corporation will file a petition with respect to the appraisal of the value of their Shares or that the surviving or resulting corporation will initiate any negotiations with respect to the "fair value" of such Shares. ACCORDINGLY, STOCKHOLDERS WHO WISH TO EXERCISE THEIR APPRAISAL RIGHTS SHOULD REGARD IT AS THEIR OBLIGATION TO TAKE ALL STEPS NECESSARY TO PERFECT THEIR APPRAISAL RIGHTS IN THE MANNER PRESCRIBED IN ART. 5.16 of the TBCA.

     If a stockholder files the petition for appraisal in a timely manner, the surviving or resulting corporation must file, within ten (10) days of service of the stockholders' petition, a verified list of the names and addresses of all stockholders who have demanded appraisal for their Shares and with whom the surviving or resulting corporation has not reached an agreement regarding value. If the surviving or resulting corporation files a petition, it must be accompanied by a similar list. If so ordered by the Court, the clerk of the court is required to provide notice by registered or certified mail of the hearing to stockholders shown on the list and to provide notice by publication.

     If a petition for an appraisal is timely filed, at the hearing on the petition, the court will determine the stockholders entitled to appraisal rights and will appraise the value of the Shares owned by the stockholders, determining its "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger. The Court will direct payment of the fair value of the Shares together with a fair rate of interest, if any, on the fair value to stockholders entitled thereto upon surrender to the surviving or resulting corporation of Share certificates. Upon application of a stockholder, the Court may, in its discretion, order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.


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     Although  the  Purchaser  believes  that the price per Share set out in the offer is fair, it cannot make any representation as to the outcome of the appraisal of fair value as determined by the Court, and stockholders should recognize that such an appraisal could result in a determination of a lower, higher or equivalent value.

     Any  stockholder who has duly demanded an appraisal in compliance with Art.
5.16 of the TBCA will not, after the effective date of the Merger, be entitled to vote the Shares for any purpose nor be entitled to the payment of any dividends or other distributions on the Shares (other than those payable to stockholders of record as of a date prior to the effective date of the Merger).

     If no petition for an appraisal is filed within the time provided, or if a stockholder delivers to the surviving or resulting corporation a written withdrawal of the stockholder's demand for an appraisal and an acceptance of the Merger, either within sixty (60) days after the effective date of the Merger or, with the written approval of the surviving or resulting corporation, thereafter, then the right of the stockholder to an appraisal will cease and such stockholder shall be entitled to receive in cash, without interest, the amount to which the stockholder would have been entitled had he not demanded appraisal of such stockholder's Shares. No appraisal proceeding in Court will be dismissed as to any stockholder without the approval of the Court, which approval may be conditioned on such terms as the Court deems just.

     Any notice, objection, demand or other written communication required to be given to the surviving or resulting corporation by a dissenting stockholder should be delivered to the Secretary of the surviving or resulting corporation at its address set forth in the Offer to Purchase or should be delivered as otherwise permitted by law. Although not specifically required, it is recommended that such written communications be sent by registered or certified mail, return receipt requested.

     IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF TEXAS LAW, ANY STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT THE STOCKHOLDER'S LEGAL ADVISOR.


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     Facsimile copies of the Letter of Transmittal will be accepted.  The Letter of Transmittal, Certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker dealer, a commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                            Hallwood Petroleum, Inc.


             BY MAIL:                        BY FACSIMILE TRANSMISSION
                                          (for Eligible Institutions only):
          P. O. Box 37811                       303 850-6507
     Denver, Colorado 80237                  Confirm by telephone:
                                                    800-882-9225

                                   BY HAND OR
                               OVERNIGHT DELIVERY:
                        4582 South Ulster Street Parkway
                                   Suite 1700
                             Denver, Colorado 80237

     Questions or requests for assistance may be directed to Hallwood Petroleum, Inc. or the Company at their telephone numbers and locations listed below. Requests for additional copies of the Offer to Purchase, Letter of Transmittal and the other Tender Offer materials may be directed to the Hallwood Petroleum, Inc. or to brokers, dealers, commercial banks or trust companies or other nominees, and copies will be furnished promptly at the Purchaser's expense.

                            Hallwood Petroleum, Inc.
                        4582 South Ulster Street Parkway
                                   Suite 1700
                             Denver, Colorado 80237

                          CALL TOLL FREE 1-800-882-9225


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